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Exhibit 99.1

Management's Discussion and Analysis
for the three and nine months ended September 30, 2008

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its subsidiaries as of November 4, 2008, and is intended to supplement and complement Kinross Gold Corporation's interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2008. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2007 for additional details, which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and nine months ended September 30, 2008.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in the "Risk Analysis" section and the "Cautionary Statement on Forward-Looking Information" at the end of this MD&A.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company had gold production activities in Canada up until December 21, 2007, when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold as part of an asset swap transaction with Goldcorp Inc. ("Goldcorp"). Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

        The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Financial and Operating Highlights

	Three months ended September 30,				Nine months ended September 30,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)
	2008	2007	Change	% Change	2008	2007	Change	% Change
Operating Highlights
Total gold equivalent ounces(a)
Produced(b)	620,342	375,546	244,795	65%	1,375,320	1,204,723	170,597	14%
Sold(b)	590,522	402,895	187,627	47%	1,278,019	1,219,611	58,408	5%
Attributable gold equivalent ounces(a)
Produced(b)	551,510	375,546	175,964	47%	1,289,326	1,204,723	84,603	7%
Sold(b)	533,614	402,895	130,719	32%	1,221,111	1,219,611	1,500	0%
Financial Highlights
Metal sales	$503.7	$275.8	$227.9	83%	$1,132.6	$811.6	$321.0	40%
Cost of sales(c)	$229.6	$154.4	$75.2	49%	$552.1	$431.0	$121.1	28%
Accretion and reclamation expense	$4.3	$3.1	$1.2	39%	$12.9	$9.1	$3.8	42%
Depreciation, depletion and amortization	$88.9	$33.5	$55.4	165%	$164.2	$100.2	$64.0	64%
Operating earnings	$136.7	$44.5	$92.2	207%	$293.3	$167.7	$125.6	75%
Net earnings	$64.7	$39.4	$25.3	64%	$161.6	$160.9	$0.7	0%
Basic earnings per share	$0.10	$0.07	$0.03	43%	$0.26	$0.30	$(0.04)	(13%	)
Diluted earnings per share	$0.10	$0.07	$0.03	43%	$0.26	$0.29	$(0.03)	(10%	)
Cash flow from operating activities	$206.0	$83.7	$122.3	146%	$242.6	$268.4	$(25.8)	(10%	)
Average realized gold price per ounce	$857	$686	$171	25%	$888	$667	$221	33%
Cost of sales per equivalent ounce sold(d)	$389	$383	$6	2%	$432	$353	$79	22%

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the thid quarter of 2008 was 57.77:1, compared with 53.56:1 for the third quarter of 2007. The ratio for the first nine months of 2008 was 54.05:1, compared with 50.80:1 for the first nine months of 2007.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

2.     Impact of Key Economic Trends

        Kinross' 2007 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2007 Annual MD&A.

Price of gold

        The largest single factor in determining profitability and cash flow from the Company's operations is the price of gold. The average market price of gold during the third quarter of 2008 based on the London PM Fix gold price was $872 per ounce, ranging in price from a low of $741 per ounce to a high of $986 per ounce. The average market price of gold during the first nine months of 2008 based on the London PM Fix gold price was $897 per ounce, ranging from a low of $741 per ounce to a high of $1,011 per ounce. These prices compare favourably with an average of $680 per ounce during the third quarter of 2007 and $666 per ounce in the first nine months of 2007. The Company realized an average price of $857 per ounce in the third quarter of 2008 and $888 per ounce in the first nine months of 2008. This compares to a realized average price of $686 per ounce in the third quarter of 2007 and $667 per ounce in the first nine months of 2007.

Foreign currencies

        The Company's main non-U.S. operations, which are located in Brazil, Chile and the Russian Federation, have a portion of their operating costs and capital expenditures denominated in their respective local currencies. In the third quarter of 2008, the average rate for the Brazilian real and Russian rouble appreciated in value against the U.S. dollar by 13% and 5%, respectively, compared to the third quarter of 2007, while the Chilean Peso was largely in-line with the third quarter of 2007. For the first nine months of 2008, the average rate for the Chilean peso, Brazilian real and Russian rouble all appreciated in value against the U.S. dollar by 9%, 16% and 7%, respectively, compared to the first nine months of 2007.

Inflationary cost pressures

        Rising development and operating costs with respect to labour, energy and consumables continue to negatively impact the Company's profitability. Mining is an energy intensive activity, especially open pit mining, so energy prices can have a significant impact on financial results. All operations experienced higher fuel costs in the third quarter and first nine months of 2008 as compared to the same periods in 2007. Electricity prices have also increased as demand continues to increase for diesel fuel, coal and natural gas, which is used to drive electric generators.

Global financial crisis

        Recent events in the global financial markets have had a profound impact on all companies in a variety of industries. The tightening in credit markets as well as volatility in equity, commodity and foreign exchange markets may have an impact on the Company's revenue, costs and long-term investment portfolio. While recent weakness in the price of gold compared to earlier in the year will have an impact on revenue, the impact will be somewhat tempered by lower revenue based royalties and lower oil and electricity prices that are currently being experienced in the fourth quarter. In addition, favourable foreign exchange rates will likely have a positive impact on operating and capital expenditures.

3.     Outlook

        As stated in the Company's previous guidance, Kinross expects to produce approximately 1.8-1.9 million gold equivalent ounces in 2008, and approximately 2.4-2.5 million gold equivalent ounces in 2009. Cost of sales per gold equivalent ounce is expected to be approximately $425-445 for the full-year 2008, consistent with previously stated guidance. Based on the current ramp-up schedules at our growth projects, as well as current exchange rates and commodity prices, the Company expects to be at the lower end of both its production guidance and cost of sales guidance for 2008.

        As previously forecast, capital expenditures are expected to be approximately $752.0 million and general and administrative expenses are expected to be approximately $95.0 million in 2008.

        Exploration and business development costs are expected to total approximately $60.0 million. The Company anticipates that reclamation spending will be approximately $11.0 million.

        The Company will conduct a goodwill impairment test as usual, in the fourth quarter, for all of our reporting units carrying goodwill. Given current market conditions, there is no assurance that all the goodwill will be recoverable, which could lead to impairment of goodwill at year-end.

        It is expected that the Company's existing cash balances, which includes the proceeds on the issuance of Senior Convertible Notes in January 2008, cash flow from operations and existing credit facilities, will be sufficient to fund operations, exploration, capital and reclamation programs over the next twelve months.

4.     Developments

Acquisition of Aurelian

        Kinross and Aurelian Resources Inc. ("Aurelian") announced on July 24, 2008 that their respective Boards of Directors had approved the terms of a friendly offer by Kinross to acquire 100% of the issued and outstanding common shares of Aurelian and that they had signed a Support Agreement pursuant to which Aurelian's Board of Directors had unanimously agreed to support the Kinross offer. On July 28, 2008, Kinross completed a purchase of 15 million Aurelian common shares pursuant to a private placement for a total subscription price of CAD$71.25 million, and concurrently mailed its offer and take-over bid circular to Aurelian shareholders. On September 30, 2008, the Company announced that pursuant to the offer, as amended by notices of extension dated September 4, 2008 and September 17, 2008, and the private placement, Kinross had acquired 94.29% of Aurelian's issued and outstanding common shares. Kinross immediately exercised its statutory rights under the Canada Business Corporation Act and compulsorily acquired the remaining common shares of Aurelian not deposited to the offer. Effective September 30, 2008, Aurelian became a wholly-owned subsidiary of Kinross. For each Aurelian common share, Kinross offered 0.317 of a Kinross common share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants have an exercise price of CAD$32.00 per Kinross common share and will expire in September 2013. Kinross issued 43.7 million shares, 4.1 million options and 19.7 million warrants pursuant to the transaction. Total consideration was

$809 million which, net of cash acquired of $105 million, amounted to $704 million. The acquisition of Aurelian was accounted for as an asset purchase.

Disposal of Julietta

        Arian Resources Limited ("Arian"), a wholly-owned subsidiary of Kinross, entered into an Agreement dated August 8, 2008, with Yanskaya Mining and Geological Company, a subsidiary of Dukat Mining and Geological Company. Yanskaya has purchased all of the shares held by Arian in Omsukchansk Mining and Geological Company ("OMGC"). The shares represent a 90% interest in OMGC whose assets include the Julietta mine in the Russian Federation. The Julietta mine was originally purchased as part of the Bema acquisition on February 27, 2007. The purchase price was $20.0 million. Arian will receive an additional cash payment for finished goods and supplies in transit and all of OMGC's cash will be used to repay intercompany payables owing to Arian and its affiliates immediately prior to closing. In addition, there are deferred payments based on gold prices in 2009 and 2010, and deferred payments in 2011 and 2012 of $5.0 million based on specified production. The deferred payments based on the gold price have been accounted for as an embedded derivative and a mark-to-market gain has been recorded in the September 30, 2008 financial statements, whereas the deferred payments based on specified production have not been recognized due to their contingent nature. Yanskaya has further agreed to make $12.0 million in expenditures at the Julietta mine between the date of closing and January 1, 2011. The transaction closed on August 16, 2008 and resulted in a gain of $3.4 million.

Hammond Reef Project Interest

        Kinross and Brett Resources Inc. ("Brett") entered into a purchase and sale agreement whereby Brett agreed to purchase Kinross' 40% interest in the Hammond Reef Project located near Atikokan, Ontario. Kinross and Brett were parties to an option agreement pursuant to which Brett earned a 60% interest in the project by incurring CAD$5.0 million in expenditures and issuing 1 million common shares to Kinross. In exchange for the remaining 40% interest in the Hammond Reef Project, Kinross received 14 million Brett shares and a 2% net smelter returns royalty on future production from the property. The transaction closed on July 31, 2008. Following completion, Kinross holds 17,095,313 common shares, representing approximately 26% of Brett's issued and outstanding common shares as at the closing date. In connection with the transaction, Brett and Kinross entered into a strategic alliance whereby Brett will spend up to CAD$2.0 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest. The transaction resulted in a gain of $12.2 million. Commencing August 1, 2008, the Company began accounting for its investment in Brett using the equity method.

Acquisition of Louisiana Land and Exploration Company Royalty

        A royalty payment known as the Louisiana Land and Exploration Company Royalty ("LL&E Royalty") applies to Kinross' 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalties of $75.0 million are paid, and 1.5% thereafter. To date, cumulative royalties totaled $62.2 million. On January 23, 2008, the Company purchased the LL&E royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation ("Barrick") the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer and the transaction closed on May 15, 2008 with an effective date of January 1, 2008.

Disposal of Kubaka

        On January 25, 2008 Kinam Magadan Gold Corporation, a wholly-owned subsidiary of the Company, completed the sale of its approximate 98.1% interest in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. Omolon's assets include the Kubaka gold mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005. A gain on disposition of $11.5 million was realized and recorded in the first quarter of 2008.

Project Updates

Paracatu expansion

        Production of gold from the expansion plant at Paracatu has begun, with first gold poured in October. Commissioning of the SAG mill, first ball mill, crushing and flotation circuits, and support systems is now complete. Construction of the second ball mill and second line of flotation cells is complete and commissioning has begun, though operations will only begin when the new plant is connected to the national power grid, which is expected to take place this month. Once full power is available, the ramp-up in tonnage from the expansion plant is expected to accelerate.

        Based on the current estimate of the commissioning and ramp-up period, the Company expects Paracatu to be producing at 60% capacity by year-end, and to reach full capacity within the first quarter of 2009. This is later than previously expected due to delays in finalizing the connection to the national power grid. The forecast for Paracatu has been revised based on this schedule, and it is now expected that the expansion project will increase full-year 2008 gold production at Paracatu to approximately 200,000 ounces at an expected average cost of sales per ounce of $465-485 for 2008.

        As previously disclosed, the Company intends to provide a total capital amount for the project once commissioning is complete, which is expected to be in the range of 5% to 10% over the previously stated amount, depending on final costs and foreign exchange rates.

Kettle River — Buckhorn Project

        The Buckhorn mine is now operational, and trucks have begun to haul ore from the mine site to the refurbished Kettle River mill, which has produced its first gold. Ore production at Buckhorn is ramping up as mine development advances.

        The mill will continue to process stockpiled ore from the former K2 mine through the month of November, with bulk milling of ore from the new Buckhorn mine expected to begin towards the end of November. Expected production for 2008 is approximately 20,000-30,000 ounces, at an expected average cost of sales per ounce of $365-385.

Fort Knox Project

        Construction on the heap leach project has been concluded for the season and is scheduled to restart in the spring. Construction is complete on approximately 78% of the leach pad area required for initial ore placement and leaching. Construction on the carbon-in-column plant will continue through the winter months and is expected to be completed in the first quarter of 2009. Start-up of leaching operations is scheduled to commence in the third quarter of 2009.

Cerro Casale

        At Cerro Casale, work is underway to update the project's technical-economic feasibility. Progress is being made with the project team substantially in place and numerous trade-off studies well underway, in addition to the 20,000 metres of infill and geotechnical drilling planned for the year. A feasibility study is expected to be completed in about mid-2009.

5.     Consolidated Results of Operations

Operating Highlights

	Three months ended September 30,				Nine months ended September 30,
(in millions, except ounces and per share amounts)	2008	2007	Change	% Change	2008	2007	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	620,342	375,546	244,795	65%	1,375,320	1,204,723	170,597	14%
Sold(b)	590,522	402,895	187,627	47%	1,278,019	1,219,611	58,408	5%
Attributable gold equivalent ounces(a)
Produced(b)	551,510	375,546	175,964	47%	1,289,326	1,204,723	84,603	7%
Sold(b)	533,614	402,895	130,719	32%	1,221,111	1,219,611	1,500	0%
Gold ounces — sold	531,032	365,082	165,950	45%	1,133,731	1,077,994	55,737	5%
Silver ounces — sold	3,436,706	2,025,794	1,410,912	70%	7,881,292	7,163,418	717,874	10%
Average realized gold price ($/ounce)	$857	$686	$171	25%	$888	$667	$221	33%
Financial Data
Metal sales	$503.7	$275.8	$227.9	83%	$1,132.6	$811.6	$321.0	40%
Cost of sales(c)	$229.6	$154.4	$75.2	49%	$552.1	$431.0	$121.1	28%
Accretion and reclamation expense	$4.3	$3.1	$1.2	39%	$12.9	$9.1	$3.8	42%
Depreciation, depletion and amortization	$88.9	$33.5	$55.4	165%	$164.2	$100.2	$64.0	64%
Operating earnings	$136.7	$44.5	$92.2	207%	$293.3	$167.7	$125.6	75%
Net earnings	$64.7	$39.4	$25.3	64%	$161.6	$160.9	$0.7	0%

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2008 was 57.77:1, compared with 53.56:1 for the third quarter of 2007. The ratio for the first nine months of 2008 was 54.05:1, compared with 50.80:1 for the first nine months of 2007.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter ended September 30, 2008 compared to the third quarter ended September 30, 2007

        In the third quarter of 2008, Kinross' share of attributable production was 551,510 gold equivalent ounces, up from 375,546 ounces in the third quarter of 2007. The increase of 175,964 or 47% was primarily related to the first full quarter of commercial production at Kupol. Kinross' 75% share of Kupol's production was 206,495 gold equivalent ounces. Additionally, in 2007, gold equivalent ounces included 54,085 ounces from PJV and Musselwhite operations that were sold in December 2007 as part of the asset swap transaction with Goldcorp.

        Gold equivalent ounces sold in the third quarter of 2008 were 47% higher than the third quarter of 2007 coming in at 590,522 gold equivalent ounces, which includes 227,632 ounces from Kupol, on a 100% basis. In 2007, gold equivalent ounces included 55,997 ounces from PJV and Musselwhite. Compared to production, sales were lower in the third quarter of 2008, primarily due to timing of shipments, as not all of Kupol's third quarter production was sold at the end of the quarter due to the cycle time in transporting shipments from Kupol to the refinery.

        Metal sales increased to $503.7 million in the third quarter of 2008 compared to $275.8 million in the third quarter of 2007 due to a higher realized gold price and more gold equivalent ounces sold. Cost of sales increased to $229.6 million, due to a combination of factors, namely: 1) higher sales volumes; 2) higher prices for energy, labour and consumables; and 3) the impact of strengthening currencies, most significantly the appreciation of the Chilean peso and the Brazilian real against the U.S. dollar. Depreciation, depletion and amortization was higher due primarily to a full quarter of depreciation at Kupol and to Kinross' additional 50% interest in La Coipa, which was acquired in December 2007. Operating earnings increased by 207% to $136.7 million and net income increased by 64% to $64.7 million, as the increase in metal sales outpaced the increase in operating costs. Net income was also impacted by: 1) foreign exchange and unrealized non-hedge derivative gains compared to foreign exchange and unrealized non-hedge derivative losses in 2007; 2) write-downs related to the impairment of long-term investments; and 3) higher taxes, a result of higher operating earnings.

Nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

        In the first nine months of 2008, Kinross' share of attributable production was 1,289,326 gold equivalent ounces, up from 1,204,723 ounces in the same period of 2007. The increase of 84,603 ounces was primarily related to the start-up of operations at Kupol. For the year to date Kinross' 75% share of production from Kupol was 257,982 gold equivalent ounces. The increase in production was partially offset by lower production from Round Mountain due to lower grades in the current year and reduced performance of the heap leach pads. In 2007, gold equivalent ounces produced included 164,638 ounces from PJV and Musselwhite, operations that were sold in December 2007. In the first nine months of 2008, Kinross sold 1,278,019 gold equivalent ounces, modestly higher than the ounces sold in the first nine months of 2007, as the contribution from the first quarter of sales at Kupol were largely offset by the impact of the sale of PJV and Musselwhite in December 2007 and lower production at Round Mountain.

        Metal sales increased to $1,132.6 million in the first nine months of 2008 as compared to $811.6 million in the same period of 2007 due to a higher realized gold price and more ounces sold. Cost of sales increased by $121.1 million primarily due to: 1) higher ounces sold; 2) higher prices for energy, labour and consumables; and 3) the impact of strengthening currencies, most significantly the appreciation of the Chilean peso and the Brazilian real against the U.S. dollar. Depreciation, depletion and amortization was higher than the comparable period in the prior year largely due to the beginning of depreciation at Kupol and higher depreciation from La Coipa, a result of the acquisition of the remaining 50% in December 2007. Net income was higher primarily due to higher operating earnings. The variance was reduced somewhat as a result of: 1) higher interest expense; 2) write-downs related to the impairment of long-term investments; 3) foreign exchange gains compared to foreign exchange losses in 2007; and 4) higher taxes, a result of higher operating earnings.

Operating Earnings (Loss) by Segment

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2008	2007	Change	% Change(f)		2008	2007	Change	% Change(f)
Fort Knox	$33.4	$23.3	$10.1	43%		$87.4	$60.2	$27.2	45%
Round Mountain	21.5	23.1	(1.6)	(7%	)	67.9	78.5	(10.6)	(14%	)
Paracatu	18.8	9.7	9.1	94%		66.7	24.4	42.3	173%
La Coipa(a)	2.4	13.3	(10.9)	(82%	)	35.0	45.3	(10.3)	(23%	)
Maricunga(b)	8.5	6.7	1.8	27%		40.8	24.4	16.4	67%
Crixás	8.8	6.2	2.6	42%		28.6	21.2	7.4	35%
Kupol	85.3	—	85.3	nm		83.3	—	83.3	nm
Julietta(c)	(1.7)	(3.7)	2.0	54%		(3.1)	(6.8)	3.7	54%
Kettle River	(1.7)	(2.0)	0.3	15%		(6.3)	(5.8)	(0.5)	(9%	)
Porcupine Joint Venture	—	0.6	(0.6)	(100%	)	—	8.5	(8.5)	(100%	)
Musselwhite	—	1.4	(1.4)	(100%	)	—	1.6	(1.6)	(100%	)
Other operations(d)	(0.8)	(2.5)	1.7	68%		(1.6)	(7.4)	5.8	78%
Corporate(e)	(37.8)	(31.6)	(6.2)	(20%	)	(105.4)	(76.4)	(29.0)	(38%	)

Total	$136.7	$44.5	$92.2	207%		$293.3	$167.7	$125.6	75%

(a)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes of ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.
(b)
Includes results of operations from the 50% of the Maricunga mine acquired from Bema on February 27, 2007.
(c)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007.
(d)
Other operations include Cerro Casale, Kubaka and Fruta del Norte.
(e)
"Corporate" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.
(f)
"nm" means not meaningful.

Mining Operations

Fort Knox (100% ownership and operator) — USA

	Three months ended September 30,						Nine months ended September 30,
	2008	2007	Change		% Change		2008	2007	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	7,610	5,928	1,682		28%		18,714	14,732	3,982	27%
Tonnes processed (000's)	3,815	3,106	709		23%		10,308	9,410	898	10%
Grade (grams/tonne)	0.96	0.90	0.06		7%		0.91	0.99	(0.08)	(8%	)
Recovery	80.1%	86.5%	(6.4%	)	(7%	)	82.0%	87.0%	(5.0% )	(6%	)
Gold equivalent ounces:
Produced	100,969	85,755	15,214		18%		251,972	262,399	(10,427)	(4%	)
Sold	101,729	92,764	8,965		10%		254,403	261,985	(7,582)	(3%	)
Financial Data (in millions)
Metal sales	$88.3	$64.1	$24.2		38%		$228.0	$175.3	$52.7	30%
Cost of sales(a)	45.1	31.4	13.7		44%		114.8	86.1	28.7	33%
Accretion and reclamation expense	0.4	0.3	0.1		33%		0.9	0.8	0.1	13%
Depreciation, depletion and amortization	8.5	8.0	0.5		6%		22.2	25.4	(3.2)	(13%	)

	34.3	24.4	9.9		41%		90.1	63.0	27.1	43%
Exploration	0.5	0.7	(0.2)		(29%	)	1.0	2.2	(1.2)	(55%	)
Other	0.4	0.4	—		—		1.7	0.6	1.1	183%

Segment Earnings	$33.4	$23.3	$10.1		43%		$87.4	$60.2	$27.2	45%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter ended September 30, 2008 compared to the third quarter ended September 30, 2007

        Tonnes of ore mined for the third quarter of 2008 were higher than the third quarter of 2007 due to stockpiling of lower grade heap leach ore. Tonnes of ore processed were higher than the same period in the prior year due to a combination of factors, including re-configuration of the liner, higher mill availability due to the timing of the shell liner replacement, softer ore and improved blasting techniques. Grades were higher compared to the same period in the prior year due to mine sequencing. Recovery during the third quarter of 2008 was lower than 2007 due to increasingly sulphidic ore and the start up of a pebble reject conveyer system which is used to produce liner material for the heap leach pad, thus this "lost" recovery will be mostly recovered once leaching starts. Initiatives have been undertaken and Kinross expects recoveries to improve in the fourth quarter of 2008. Gold equivalent ounces produced increased in the third quarter as the increase in tonnes of ore processed and grades more than offset the lower recovery. Gold equivalent ounces sold were higher due to higher production.

        Metal sales increased overall by 38% as a result of an increase in the price of gold and higher gold equivalent ounces sold. Cost of sales increased by 44% primarily due to more ounces sold during the quarter, higher personnel costs due to more employees and inflationary pressures which have increased the cost of electricity, diesel fuel and consumables compared to the prior year.

Nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

        Tonnes of ore mined during the first nine months of 2008 were higher than the same period of 2007 due to stockpiling of lower grade heap leach ore during 2008, in anticipation of building the heap leach. Tonnes processed were higher than the same period in the prior year due to a liner re-configuration and higher mill availability due to the timing of the replacement of the shell liner. As well, recovery declined during the first nine months of 2008 due to increasingly sulphidic ore and the start up of a pebble reject conveyer system which is used to produce liner material for the heap leach pad, thus this "lost" recovery will be mostly recovered once leaching starts. Gold equivalent ounces produced were lower for the first nine months of 2008 compared to the same period in the prior year as lower grades and recoveries did not offset the higher tonnes processed.

        Metal sales increased overall by 30% as a result of an increase in the price of gold. Cost of sales increased by 33% primarily due to more ounces sold during the quarter, higher personnel costs due to more employees, and inflationary pressures which have increased the cost of electricity, diesel fuel, and consumables compared to the prior year. The decrease in depreciation, depletion and amortization is due to lower production as well as an increase in reserves which allocates the depreciation using the units of production method over the life of mine.

Round Mountain (50% ownership and operator; Barrick 50% ownership) — USA

	Three months ended September 30,					Nine months ended September 30,
	2008	2007	Change	% Change		2008	2007	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)(b)	7,210	6,059	1,151	19%		17,774	18,101	(327)	(2%	)
Tonnes processed (000's)(b)	9,447	8,582	865	10%		29,149	27,089	2,060	8%
Grade (grams/tonne)	0.50	0.50	—	—		0.46	0.50	(0.04)	(8%	)
Gold equivalent ounces:
Produced	63,283	73,270	(9,987)	(14%	)	192,457	239,903	(47,446)	(20%	)
Sold	64,259	72,794	(8,535)	(12%	)	190,988	237,583	(46,595)	(20%	)
Financial Data (in millions)
Metal sales	$55.9	$50.2	$5.7	11%		$172.4	$158.6	$13.8	9%
Cost of sales(c)	28.6	24.9	3.7	15%		85.5	72.8	12.7	17%
Accretion and reclamation expense	0.4	0.4	—	—		1.1	1.1	—	—
Depreciation, depletion and amortization	5.3	1.6	3.7	231%		17.3	4.9	12.4	253%

	21.6	23.3	(1.7)	(7%	)	68.5	79.8	(11.3)	(14%	)
Exploration	0.1	0.2	(0.1)	(50%	)	0.6	1.3	(0.7)	(54%	)

Segment earnings	$21.5	$23.1	$(1.6)	(7%	)	$67.9	$78.5	$(10.6)	(14%	)

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
Tonnes of ore mined/processed represents 100% of mine production.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter ended September 30, 2008 compared to the third quarter ended September 30, 2007

        Tonnes of ore mined and processed during the third quarter of 2008 were higher than in the third quarter of 2007 reflecting mine sequencing. Gold equivalent ounces produced were lower than the prior year primarily due to reduced performance of the aging heap leach pads.

        Metal sales increased by 11% as a result of the higher price of gold which more than offset lower gold equivalent ounces sold during the third quarter of 2008. Cost of sales increased during the third quarter primarily due to increases in the price of diesel and other consumables. Additionally, depreciation, depletion and amortization expense increased due to amortization of the pit expansion which commenced in 2008 and the amortization of the LL&E Royalty which was acquired during the first quarter of 2008.

Nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

        Tonnes of ore processed during the first nine months of 2008 were higher than the same period in 2007 because of mine sequencing. Grades at Round Mountain are decreasing as the pit expansion shells are mined. Lower grades and the decline in the performance of the aging pads resulted in lower gold equivalent ounces produced in 2008 compared to the same period in 2007.

        Metal sales during the first nine months of 2008 increased as a result of an increase in the price of gold which was somewhat offset by a reduction in the amount of gold equivalent ounces sold during the first nine months of 2008. Cost of sales increased during the first nine months of 2008 primarily due to increases in the price of diesel, personnel and other consumables. Depreciation, depletion and amortization expense increased due to amortization of the pit expansion which commenced in 2008 and the amortization of the LL&E Royalty which was acquired during the first quarter of 2008.

Paracatu (100% ownership and operator) — Brazil

	Three months ended September 30,					Nine months ended September 30,
	2008	2007	Change	% Change		2008	2007	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	5,096	5,406	(310)	(6%	)	14,519	15,026	(507)	(3%	)
Tonnes processed (000's)	4,860	5,119	(259)	(5%	)	14,306	14,302	4	0%
Grade (grams/tonne)	0.37	0.40	(0.03)	(7%	)	0.38	0.37	0.01	3%
Recovery	80.9%	73.9%	7.0%	9%		78.3%	75.0%	3.3%	4%
Gold equivalent ounces:
Produced	47,641	45,646	1,995	4%		138,215	127,561	10,654	8%
Sold	47,500	46,742	758	2%		142,115	129,152	12,963	10%
Financial Data (in millions)
Metal sales	$41.2	$31.5	$9.7	31%		$128.0	$85.7	$42.3	49%
Cost of sales(a)	19.8	17.1	2.7	16%		62.8	47.2	15.6	33%
Accretion and reclamation expense	0.3	0.1	0.2	200%		0.9	0.5	0.4	80%
Depreciation, depletion and amortization	4.4	3.4	1.0	29%		11.1	9.7	1.4	14%

	16.7	10.9	5.8	53%		53.2	28.3	24.9	88%
Exploration	—	0.4	(0.4)	(100%	)	0.2	1.0	(0.8)	(80%	)
Other	(2.1)	0.8	(2.9)	(363%	)	(13.7)	2.9	(16.6)	(572%	)

Segment earnings	$18.8	$9.7	$9.1	94%		$66.7	$24.4	$42.3	173%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter ended September 30, 2008 compared to the third quarter ended September 30, 2007

        Tonnes of ore mined and processed were slightly lower in the third quarter of 2008 compared to the third quarter of 2007 due to harder ore being mined and processed. Recoveries were 9% higher primarily due to improvements in the concentrate pump and the recently installed Acacia reactor. Gold equivalent ounces produced were slightly higher than the prior year as higher recoveries more than offset the impact from lower tonnes processed and lower grades.

        Metal sales for the third quarter of 2008 were higher than in the third quarter of 2007 primarily due to higher gold prices. Cost of sales increased primarily due to the increased cost of consumables, the higher level of production in 2008 and higher foreign exchange rates as the Brazilian real was stronger in 2008 compared to 2007.

Nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

        Gold equivalent ounces produced during the first nine months of 2008 were higher than the same period of 2007, a result of the combination of slightly better grades and recoveries. The increase in equivalent gold ounces sold during this period was primarily due to higher ounces produced.

        Metal sales for the nine month period were significantly higher than in the same period of 2007 due to higher gold prices, as well as the 10% increase in gold equivalent ounces sold in 2008. Cost of sales increased due to the increased cost of consumables, the higher level of production in 2008, higher costs for diesel fuel and electricity, as well as royalties and foreign exchange rates as the Brazilian real was stronger in 2008 compared to 2007. In other expenses, a reversal of an accrual for an uncertain tax position was recorded in the net amount of $11.5 million upon receipt of a successful appeal for the reassessment of payments made which related to value added taxes for the years 1999-2002.

La Coipa(d) (2008: 100% ownership and operator; 2007: 50% ownership by Kinross, Goldcorp 50% ownership and operator) — Chile

	Three months ended September 30,					Nine months ended September 30,
	2008	2007	Change	% Change		2008	2007	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	1,171	1,056	115	11%		1,536	3,705	(2,169)	(59%	)
Tonnes processed (000's)(a)	1,255	829	426	51%		3,750	2,417	1,333	55%
Grade (grams/tonne):
Gold	1.00	1.13	(0.13)	(12%	)	0.93	1.09	(0.16)	(15%	)
Silver	45.62	119.85	(74.23)	(62%	)	57.62	211.30	(153.68)	(73%	)
Recovery:
Gold	80.6%	79.8%	0.8%	1%		79.4%	71.5%	7.9%	11%
Silver	57.8%	67.1%	(9.3% )	(14%	)	62.8%	70.9%	(8.1% )	(11%	)
Gold equivalent ounces(b):
Produced	48,879	29,428	19,451	66%		170,148	147,943	22,205	15%
Sold	56,877	44,157	12,720	29%		185,472	150,024	35,448	24%
Silver ounces (000's):
Produced	1,007	977	30	3%		4,398	5,916	(1,518)	(26%	)
Sold	1,112	1,660	(548)	(33%	)	5,044	6,214	(1,170)	(19%	)
Financial Data (in millions)
Metal sales	$50.0	$30.1	$19.9	66%		$166.6	$99.9	$66.7	67%
Cost of sales(c)	33.0	12.1	20.9	173%		88.3	36.9	51.4	139%
Accretion and reclamation expense	2.0	0.3	1.7	567%		5.9	0.8	5.1	638%
Depreciation, depletion and amortization	10.4	3.5	6.9	197%		32.3	14.6	17.7	121%

	4.6	14.2	(9.6)	(68%	)	40.1	47.6	(7.5)	(16%	)
Exploration	1.2	0.7	0.5	71%		3.4	2.0	1.4	70%
Other	1.0	0.2	0.8	400%		1.7	0.3	1.4	467%

Segment earnings	$2.4	$13.3	$(10.9)	(82%	)	$35.0	$45.3	$(10.3)	(23%	)

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2008 was 57.77:1, compared with 53.56:1 for the third quarter of 2007. The ratio for the first nine months of 2008 was 54.05:1, compared with 50.80:1 for the first nine months of 2007.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

Third quarter ended September 30, 2008 compared to the third quarter ended September 30, 2007

        Tonnes of ore processed in the third quarter of 2008 were higher than the third quarter of 2007, as ore was processed from the stockpile to feed the mill. The grades were lower as the ore processed in 2008 was sourced from the Coipa Norte pit as well as lower grade stockpiles compared to the higher grade ore from the Puren Pit, which was processed in the third quarter of 2007.

        Metal sales increased by 66% during the third quarter of 2008 primarily due to the additional 50% of La Coipa acquired through the Goldcorp asset swap transaction in December 2007, as well as the positive impacts of a higher gold price during the period. Cost of sales increased due to: 1) higher maintenance costs during the quarter compared to the third quarter in 2007; 2) higher costs for energy, diesel fuel and electricity; and 3) partially as a result of the transaction with Goldcorp. There was an increase in accretion and reclamation expense as well as an increase in depreciation, depletion and amortization expense reflecting Kinross' additional interest in La Coipa in the third quarter of 2008 compared to the third quarter of 2007.

Nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

        Tonnes of ore mined in the first nine months of 2008 were lower compared to the same period of 2007, because of the pit wall failure in the Coipa Norte pit during January 2008, and the fact that Puren was still being mined during 2007. Access was re-established during the second quarter of 2008 and mining is re-established. Make up feed has come from stockpiles. The grades were lower as the ore processed in 2008 was sourced from the Coipa Norte pit as well as lower grade stockpiles, compared to the higher grade ore from the Puren Pit, which was processed in 2007.

        Metal sales increased by 67% during the first nine months of 2008 primarily due to the additional 50% of La Coipa acquired through the Goldcorp asset swap transaction in December 2007, the positive impacts of a higher gold price during the period as well as higher volumes of gold equivalent ounces sold, which was partially offset by a lower volume of silver ounces sold during the period. Cost of sales increased primarily due to higher maintenance costs, higher energy costs for diesel fuel and electricity as well as an increase in the foreign exchange rate. There was an increase in accretion and reclamation expense as well as an increase in depreciation, depletion and amortization expense reflecting Kinross' additional interest in La Coipa in the first nine months of 2008 compared to the same period of 2007.

Maricunga(a) (2008: 100% ownership and operator; 2007: 50% ownership and operator) — Chile

	Three months ended September 30,				Nine months ended September 30,
	2008	2007	Change	% Change	2008	2007	Change	% Change
Operating Statistics(a)(b)
Tonnes ore mined (000's)(c)	3,741	3,547	194	5%	11,136	10,552	584	6%
Tonnes processed (000's)(c)	3,945	3,342	603	18%	11,107	10,185	922	9%
Grade (grams/tonne)	0.77	0.73	0.04	5%	0.75	0.72	0.03	4%
Gold equivalent ounces:
Produced	53,313	47,214	6,099	13%	171,952	145,484	26,468	18%
Sold	60,798	44,672	16,126	36%	171,404	144,787	26,617	18%
Financial Data (in millions)
Metal sales	$49.4	$31.5	$17.9	57%	$150.6	$96.9	$53.7	55%
Cost of sales(d)	34.8	21.2	13.6	64%	95.5	62.3	33.2	53%
Accretion and reclamation expense	0.1	0.1	—	—	0.4	0.3	0.1	33%
Depreciation, depletion and amortization	5.5	3.3	2.2	67%	13.3	9.0	4.3	48%

	9.0	6.9	2.1	30%	41.4	25.3	16.1	64%
Exploration	0.5	0.2	0.3	150%	0.6	0.9	(0.3)	(33%	)

Segment earnings	$8.5	$6.7	$1.8	27%	$40.8	$24.4	$16.4	67%

(a)
As a result of the purchase of Bema, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to February 27, 2007 and 100% ownership thereafter.
(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(c)
Tonnes of ore mined/processed represents 100% of mine production.
(d)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter ended September 30, 2008 compared to the third quarter ended September 30, 2007

        Tonnes of ore processed were higher in the third quarter of 2008 compared to the third quarter of 2007 due to improved availability of the crusher as mechanical issues with the converyor belt were experienced in the prior year. Additionally, processing in 2007 was impacted by poor weather conditions, which resulted in a total of 4.5 days of lost operating time. Gold equivalent ounces produced were higher due to higher tonnes processed and higher grades. Gold equivalent ounces sold were higher due to higher ounces produced and timing of shipments, as a substantial shipment that was produced in the second quarter was delayed into the third quarter due to weather conditions.

        Metal sales in the third quarter of 2008 increased by 57% due to higher ounces sold and higher gold prices. Costs of sales in the third quarter of 2008 were higher due to higher ounces sold and higher prices for diesel, explosives and cyanide.

Nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

        Tonnes of ore processed during the first nine months of 2008 were higher because processing in 2007 was impacted by poor weather conditions and maintenance issues. Gold equivalent ounces produced were higher in the first nine months of 2008 primarily due to higher tonnes processed and a slightly higher gold grade. As noted above, gold equivalent ounces sold in 2008 were higher due to higher production and timing of shipments as a substantial shipment that was produced in the second quarter was delayed into the third quarter due to poor weather.

        Metal sales in the first nine months of 2008 increased by 55% compared to the same period of 2007, due to the combination of higher gold prices, an 18% increase in gold equivalent ounces sold during the period, and due to the additional 50% of the mine acquired as part of the Bema acquisition in February 2007. The acquisition of the 50% interest also partly contributed to the increase in cost of sales. The increase in cost of sales can also be explained by higher costs of energy, consumables, labour, an increase in the foreign exchange rate, and higher revenue-based royalties.

Crixás (50% ownership; AngloGold Ashanti 50% ownership and operator) — Brazil

	Three months ended September 30,					Nine months ended September 30,
	2008	2007	Change	% Change(c)		2008	2007	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	208	210	(2)	(1%	)	612	618	(6)	(1%	)
Tonnes processed (000's)(a)	208	210	(2)	(1%	)	612	618	(6)	(1%	)
Grade (grams/tonne)	7.15	7.11	0.04	1%		7.01	7.46	(0.45)	(6%	)
Recovery	94.3%	94.7%	(0.4% )	(0%	)	94.9%	94.9%	0.0%	—
Gold equivalent ounces:
Produced	22,566	22,644	(78)	(0%	)	65,506	70,268	(4,762)	(7%	)
Sold	23,363	22,968	395	2%		64,906	74,655	(9,749)	(13%	)
Financial Data (in millions)
Metal sales	$20.4	$15.7	$4.7	30%		$58.1	$49.5	$8.6	17%
Cost of sales(b)	7.8	6.3	1.5	24%		20.3	18.7	1.6	9%
Accretion and reclamation expense	0.1	—	0.1	nm		0.3	0.1	0.2	200%
Depreciation, depletion and amortization	3.0	2.7	0.3	11%		7.9	8.6	(0.7)	(8%	)

	9.5	6.7	2.8	42%		29.6	22.1	7.5	34%
Exploration	0.5	0.4	0.1	25%		0.7	0.7	—	—
Other	0.2	0.1	0.1	100%		0.3	0.2	0.1	50%

Segment earnings	$8.8	$6.2	$2.6	42%		$28.6	$21.2	$7.4	35%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

Third quarter ended September 30, 2008 compared to the third quarter ended September 30, 2007

        Metal sales increased by 30% during the third quarter of 2008 primarily due to higher gold prices. Cost of sales were higher compared to the prior year due to increases in the price of oil and foreign exchange.

Nine months ended September 30, 2008 compared to the nine months ended September 30, 2007

        Metal sales increased by 17% during the first nine months of 2008 primarily due to higher gold prices. The increase was partially offset by a decline in gold equivalent ounces sold compared to 2007 due to lower grades in 2008. Cost of sales were slightly higher compared to the prior year because general increases associated with higher energy costs and foreign exchange were partially offset by the lower costs associated with lower sales volumes in 2008.

Kupol (75% ownership and operator) — Russian Federation

	Three months ended September 30,				Nine months ended September 30,
	2008	2007	Change	% Change(d)	2008	2007	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000's)(a)	174	—	174	nm	220	—	220	nm
Tonnes processed (000's)(a)	258	—	258	nm	332	—	332	nm
Grade (grams/tonne):
Gold	26.62	—	26.62	nm	28.83	—	28.8	nm
Silver	305.97	—	305.97	nm	332.98	—	333.0	nm
Recovery:
Gold	95.2%	—	95.2%	nm	95.3%	—	95.3%	nm
Silver	84.0%	—	84.0%	nm	86.1%	—	86.1%	nm
Gold equivalent ounces: (b)
Produced	275,327	—	275,327	nm	343,976	—	343,976	nm
Sold	227,632	—	227,632	nm	227,632	—	227,632	nm
Silver ounces (000's):
Produced	2,452	—	2,452	nm	3,017	—	3,017	nm
Sold	2,099	—	2,099	nm	2,099	—	2,099	nm
Financial Data (in millions)
Metal sales	$190.9	$—	$190.9	nm	$190.9	$—	$190.9	nm
Cost of sales(c)	52.6	—	52.6	nm	52.6	—	52.6	nm
Accretion and reclamation expense	0.2	—	0.2	nm	0.7	—	0.7	nm
Depreciation, depletion and amortization	50.2	—	50.2	nm	50.2	—	50.2	nm

	87.9	—	87.9	nm	87.4	—	87.4	nm
Exploration	2.7	—	2.7	nm	4.1	—	4.1	nm
Impairment charge	—	—	—	nm	—	—	—	nm
Other	(0.1)	—	(0.1)	nm	—	—	—	nm

Segment earnings	$85.3	$—	$85.3	nm	$83.3	$—	$83.3	nm

(a)
Tonnes of ore mined/processed and gold equivalent ounces produced and sold represents 100% of mine production.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2008 was 57.77:1, compared with 53.56:1 for the third quarter of 2007. The ratio for the first nine months of 2008 was 54.05:1, compared with 50.80:1 for the first nine months of 2007.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
"nm" means not meaningful.

        Upon reaching certain minimum levels of production in the second quarter of 2008, the Kupol mine was considered to be in operation. During the third quarter, Kupol produced 275,327 gold equivalent ounces, on a 100% basis. The mine is operating well and is on track to meet its previously disclosed 2008 production guidance, and for the quarter ran at 94% capacity with processing occurring at a rate of just over one million tonnes per annum, compared to its nameplate capacity of 1.1 million tonnes per annum. Gold equivalent ounces sold during the quarter were lower than the amount produced due to the timing of shipments, as shipments that were produced were not sold until the fourth quarter because of the cycle time involved in transporting the doré from Kupol to the refinery.

Julietta (90% ownership and operator) — Russian Federation

        The Company acquired 90% ownership of Julietta as part of the Bema acquisition on February 27, 2007. Subsequently, on August 16, 2008, the Company disposed of this operation (see "Developments"). Results for the nine month period ended September 30, 2008 includes the results of operations to August 16, 2008.

        Gold equivalent ounces produced in the third quarter of 2008 were 8,364 ounces as compared to 17,504 ounces in 2007. Gold equivalent ounces sold in the third quarter of 2008 as compared to the third quarter of 2007 were 8,364 ounces compared to 22,801 ounces, respectively. The declines are primarily due to the sale of Julietta during the third quarter of 2008.

        During the third quarter of 2008, metal sales were $7.6 million, as compared to $14.6 million in the third quarter of 2007. Cost of sales decreased to $7.9 million in the third quarter of 2008 as compared to $12.7 million in the third quarter of 2007.

        Gold equivalent ounces produced in the first nine months of 2008 were 41,094 ounces as compared to 46,527 ounces in 2007. Gold equivalent ounces sold in the first nine months of 2008 as compared to the same period of 2007 were 41,099 ounces compared to 56,912 ounces, respectively. The declines are primarily due to the sale of Julietta during the third quarter of 2008.

        During the first nine months of 2008, metal sales were $38.0 million, as compared to $36.0 million in the same period of 2007. Cost of sales increased to $32.3 million in the first nine months of 2008 as compared to $29.7 million in the same period of 2007. The figures for 2007 reflect only seven months of activity as the Julietta mine was acquired in February 2007 as part of the Bema acquisition.

Exploration and business development

        Exploration and business development expenditures totalled $19.2 million in the third quarter of 2008 compared to $11.9 million in the same period in 2007. Exploration and business development expenditures totalled $43.6 million in the first nine months of 2008 compared to $32.1 million in the same period in 2007. Kinross was active on 32 mine sites and greenfield exploration projects. During the third quarter and first nine months of 2008, exploration expenditures were $14.7 million and $33.1 million, respectively. Exploration expenditures for fiscal 2008 have been forecasted at $49 million.

        The total forecast for exploration and business development expenditures for 2008 is $60 million which includes $8.2 million for technical services.

        A total of 40,294 metres (32,418 metres expensed and 7,876 metres capitalized) were drilled across the East Russia, North American, Andean and Brazilian regions of operation. Drilling at Kupol, Fort Knox, Maricunga, La Coipa, Kettle River and Crixás continued with the objective of discovering additional reserves and resources. Greenfield exploration activities were conducted in other areas of North America, South America and Russia to increase the Company's overall reserves.

General and administrative

        General and administrative costs are related to the overall management of the business and include corporate office expenses, which are primarily incurred in Canadian dollars. Costs in the third quarter of 2008 of $24.7 million represented a 52% increase from the third quarter of 2007 of $16.2 million. Costs in the first nine months of 2008 of $72.1 million represented a 52% increase compared to the first nine months of 2007 of $47.4 million. These increases are primarily a result of higher personnel costs, including incentive plans, travel and information technology costs.

Other income (expense) — net

	Three months ended September 30,					Nine months ended September 30,
	2008	2007	Change	% Change		2008	2007	Change	% Change
Gain on sale of assets and investments — net	$18.4	$28.8	$(10.4)	(36%	)	$28.9	$35.5	$(6.6)	(19%	)
Impairment of investments	(60.2)	—	(60.2)	nm		(60.3)	—	(60.3)	nm
Litigation settlement	(19.1)	—	(19.1)	nm		(19.1)	—	(19.1)	nm
Interest income and other	0.7	4.3	(3.6)	(84%	)	15.0	11.9	3.1	26%
Interest expense	(11.6)	(1.3)	(10.3)	(792%	)	(25.8)	(4.5)	(21.3)	(473%	)
Foreign exchange gains/(losses)	30.6	(9.9)	40.5	409%		0.7	(28.0)	28.7	103%
Realized non-hedge derivative gains	0.7	11.5	(10.8)	(94%	)	3.2	1.2	2.0	167%
Unrealized non-hedge derivative gains/(losses)	10.9	(22.3)	33.2	149%		21.2	31.6	(10.4)	(33%	)

Other income (expense) — net	$(29.6)	$11.1	$(40.7)	367%		$(36.2)	$47.7	$(83.9)	176%

"nm" means not meaningful.

        For the third quarter, other income decreased by $40.7 million from income of $11.1 million in 2007 to a loss of $29.6 million in 2008. For the first nine months of 2008, other income decreased by $83.9 million from income of $47.7 million in 2007 to a loss of $36.2 million. The decreases of both periods were primarily due to the impairment of certain long-term investments and the settlement of litigation relating to the Kinam preferred shares. Higher interest expense also contributed to the decrease in other income compared to the same period in 2007. The reductions in other income were partially offset by gains from the impact of foreign exchange and non-hedge financial derivatives. In the third quarter of 2008, Kinross recognized gains on the disposition of Julietta of $3.4 million and the disposition of its 40% interest in Hammond Reef of $12.2 million. Earlier in the year, a gain was recognized on the disposition of the Kubaka mine of $11.5 million.

Impairment of investments

        The Company assessed its portfolio of available for sale and equity accounted investments. Based on the decline in the market values of certain investments, severe market conditions and the difficulties facing junior mining companies in raising financing, the Company determined that the decline in values of certain investments were other than temporary and has taken an impairment charge of $60.2 million during the period.

Litigation settlement

        During the third quarter of 2008, the Company entered into a memorandum of understanding to settle all claims related to the Kinam preferred share litigation in the amount of $29.25 million (see "Other legal matters" section for additional details). As the Company previously held the preferred shares balance at $10.1 million, this resulted in a charge of $19.1 million for the quarter.

Interest income and other

        Interest income and other decreased by $3.6 million to $0.7 million for the third quarter of 2008 compared to the third quarter of 2007 primarily due to the unfavourable assessment of Value Added Taxes at Kupol. For the first nine months of 2008, interest income was higher compared to the first nine months of 2007 due to higher average cash balances, partially offset by lower average interest rates.

Interest expense

        Interest expense increased by $10.3 million to $11.6 million in the third quarter of 2008 and by $21.3 million to $25.8 million in the nine months of 2008 compared to the same periods of 2007. The increase in both periods is primarily due to the additional debt taken on by the issuance of the Senior Convertible Notes issued in January 2008, which resulted in additional interest expense for the third quarter and nine months of 2008 of $6.0 million and $15.9 million, respectively. Interest expense of $3.8 million was capitalized during the third quarter of 2008 and $26.4 million in the first nine months of 2008, as compared to $9.1 million and $20.3 million in the same periods of 2007. The decline in capitalized interest for the third quarter of 2008 compared to the third quarter of 2007 is due to the Kupol development project, as we ceased to capitalize interest with respect to this project when it went into production on June 1, 2008. The previously capitalized interest, which is now being expensed, contributed to the overall increase in interest expense for the third quarter and nine months of 2008 compared to the same periods of 2007.

Foreign exchange gains/(losses)

        For the third quarter of 2008, foreign exchange gains increased by $40.5 million for a gain in the period of $30.6 million compared to a loss of $9.9 million for the same period in 2007. The increase was primarily due to the translation of net foreign currency denominated liabilities, mainly future tax liabilities, resulting from a strengthening of the US dollar relative to the Brazilian real, and Russian rouble during the third quarter. For the first nine months of 2008, foreign exchange gains increased by $28.7 million compared to the same period of 2007. The year-to-date foreign exchange gains were primarily due to the translation of net foreign currency denominated liabilities, mainly future tax liabilities, resulting from a strengthening of the US dollar over the course of the year.

Non-hedge derivative gains/(losses)

        For the third quarter of 2008, net non-hedge derivative gains of $11.6 million were recorded compared to a loss of $10.8 million during the same period in 2007. For the first nine months of fiscal 2008, net non-hedge derivative gains of $24.4 million were recorded compared to a gain of $32.8 million during the same period in 2007. The increase of $22.4 million and decrease of $8.4 million in the third quarter and first nine months of 2008, respectively, primarily relate to the derivative contracts which were acquired with the Bema acquisition in 2007. As part of that acquisition, Kinross acquired derivative contracts which hedged the Company against price changes in gold, silver, and changes in U.S. interest rates.

        From February 2007 until May 2007 the gold and silver derivative contracts were being marked-to-market and any changes in their value were recorded directly in earnings in the period. As the price of gold and silver declined during this period, the Company recorded gains on these contracts. In May 2007, the contracts were designated for hedge accounting. From that point forward, most of the mark-to-market changes in value were recorded in other comprehensive income.

        In December 2007, the Company re-designated the hedge relationship for these derivative contracts using a new methodology for assessing their effectiveness. Under the new methodology, the changes in the value of the contracts due to changes in the spot price of gold or silver are recorded in OCI. Any changes in the spot forward differential in the contracts are excluded from the assessment of effectiveness for hedge accounting purposes and are recorded in income. During the first quarter of 2008, U.S. interest rates declined substantially, reducing the spot forward differential on gold and silver contracts. This change resulted in a substantial gain in value on the derivative gold and silver contracts. This unrealized gain was recorded in income along with realized gains and losses during the period. During the second quarter of 2008, the spot forward differential on gold and silver contracts increased. This increase resulted in a decline in value of the gold and silver contracts and an unrealized loss being recorded. During the third quarter of 2008, U.S. interest rates declined slightly which resulted in an unrealized gain during the quarter.

Income and mining taxes

        The Company is subject to a variety of taxes in all of the jurisdictions in which it operates. Operating losses and other tax attributes in some of these jurisdictions, including Canada, the United States, Brazil, Chile and the Russian Federation have impacted the effective tax rate on the taxable income earned in the jurisdiction. In the third quarter of 2008, the Company reported income and mining tax expense of $26.5 million on earnings before tax of $107.1 million. For the first nine months of 2008, the Company recorded income and mining tax expense of $72.7 million on earnings before tax of $257.1 million. This compares to a provision of $12.8 million on earnings before tax of $55.6 million during the third quarter of 2007 and a provision of $49.1 million on earnings before taxes and other items of $215.4 million in the first nine months of 2007. We experienced a higher effective tax rate in the third quarter and first nine months of 2008 compared to the same periods of 2007 due to write-offs related to certain long-term investments, which were not tax deductible. This was partially offset by the impact of foreign exchange gains and derivatives gains, which attract a low rate of income tax.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2008	2007	Change	% Change		2008	2007	Change	% Change
Cash flow:
Provided from operating activities	$206.0	$83.7	$122.3	146%		$242.6	$268.4	$(25.8)	(10%	)
Provided from (used in) investing activities	71.2	(144.1)	215.3	149%		(543.6)	(352.2)	(191.4)	(54%	)
Provided from (used in) financing acitvities	(42.7)	108.1	(150.8)	(140%	)	462.9	219.9	243.0	111%
Effect of exchange rate changes on cash	(7.3)	3.1	(10.4)	(335%	)	(7.5)	5.0	(12.5)	(250%	)

Increase in cash and cash equivalents	227.2	50.8	176.4	347%		154.4	141.1	13.3	9%
Cash and cash equivalents, beginning of period	473.4	244.4	229.0	94%		551.3	154.1	397.2	258%
Asset held for sale	5.1	(2.7)	7.8	nm		—	(2.7)	2.7	nm

Cash and cash equivalents, end of period	$705.7	$292.5	$413.2	141%		$705.7	$292.5	$413.2	141%

"nm"
means not meaningful.

        Cash and cash equivalent balances increased by $154.4 million to $705.7 million at September 30, 2008 from $551.3 million at December 31, 2007. The increase relates primarily to operating activities and financing activities which provided cash of $242.6 million and $462.9 million, respectively, in the first nine months of 2008, which was in excess of the cash used in investing activities of $543.6 million. Cash used for investing activities for the first nine months of 2008 primarily consisted of capital expenditures of $569.1 million, and also includes $33.4 million net cash acquired on the acquisition of Aurelian. Cash provided by financing activities for the first nine months of 2008 primarily consisted of cash from the issuance of convertible debt which generated $449.9 million and a net increase in other debt of $47.4 million. Below are detailed discussions related to these cash flows.

Operating Activities

        During the third quarter of 2008, cash flow provided from operating activities was $206.0 million compared to $83.7 million in the same period of 2007. The cash provided from operating activities in the third quarter of 2008 is primarily derived from the contribution of net income from the first full quarter of operations and an increase in trade and taxes payable at Kupol. The increase was somewhat offset by a build-up of finished goods inventory at Kupol.

        During the first nine months of 2008, cash provided from operating activities decreased to $242.6 million compared to $268.4 million in the same period of 2007. The reduction in operating cash flows during the first nine months of 2008 was primarily due to: 1) the increase in finished goods inventory and accounts receivable at Kupol, which commenced production during the second quarter; 2) an increase in supplies inventory at Kupol in advance of the winter; and 3) an increase in supplies inventory at Paracatu due to the expansion project.

Investing Activities

        During the third quarter of 2008, net cash provided from investing activities totalled $71.2 million compared to cash flow used of $144.1 million in the same period of 2007, an increase of $215.3 million. The increase was primarily related to the cash acquired on the acquisition of Aurelian and proceeds from the sale of Julietta and short-term investments. The increase was partially offset by an increase in restricted cash at Kupol, which will be used to pay down the project debt during the fourth quarter.

        During the first nine months of 2008, net cash used in investing activities totalled $543.6 million compared to $352.2 million for the same period of 2007, an increase of $191.4 million. The increase was primarily related to: 1) the increase in property plant and equipment, largely the result of expenditures related to the Paracatu expansion; 2) changes to long-term investments and other assets; and 3) an increase in restricted cash at Kupol, which will be used to pay down the project debt during the fourth quarter. The increase was offset to some extent by proceeds received from the sale of Julietta and Kubaka.

Capital expenditures

        The following table provides a breakdown of capital expenditures:

	Three months ended September 30,					Nine months ended September 30,
	2008	2007	Change	% Change(a)		2008	2007	Change	% Change(b)
Operating segments
Fort Knox	$38.4	$4.6	$33.8	735%		$93.8	$20.9	$72.9	349%
Round Mountain	7.8	8.7	(0.9)	(10%	)	25.7	30.6	(4.9)	(16%	)
Paracatu	93.9	57.0	36.9	65%		269.6	139.5	130.1	93%
La Coipa	3.5	1.4	2.1	150%		12.1	2.9	9.2	317%
Maricunga	4.5	2.1	2.4	114%		18.6	5.4	13.2	244%
Crixás	5.2	3.3	1.9	58%		12.7	8.6	4.1	48%
Kettle River	12.7	11.6	1.1	9%		30.6	31.2	(0.6)	(2%	)
Kupol	22.4	82.8	(60.4)	(73%	)	95.2	145.4	(50.2)	(35%	)
Other operations	—	1.5	(1.5)	(100%	)	—	3.3	(3.3)	(100%	)
Assets held for sale	0.5	11.3	(10.8)	(96%	)	2.4	25.5	(23.1)	(91%	)
Corporate and other	5.2	0.9	4.3	478%		8.4	2.9	5.5	190%

Total	$194.1	$185.2	$8.9	5%		$569.1	$416.2	$152.9	37%

Financing Activities

        For the third quarter of 2008, cash flow used in financing activities of $42.7 million primarily consisted of a repayment of debt of $15 million and dividends paid of $26.2 million. Included in the $15 million repayment of debt is $11.1 million on the $200 million project term loan at Paracatu.

        For the first nine months of 2008, cash flow provided by financing activities of $462.9 million primarily consisted of a net increase in debt of $497.3 million, and cash from the exercise of options and warrants of $29.4 million, partially offset by dividends paid of $51.2 million and net cash paid in respect of the settlement of derivative instruments in the amount of $11.0 million. The net increase in debt primarily related to the Senior Convertible Notes issued in January 2008 in the amount of $449.9 million. During the first nine months of 2008, Paracatu repaid $59.1 million on its $200 million project term loan.

Balance Sheet

	As at:
(in millions)	September 30, 2008	December 31, 2007
Cash and cash equivalents and short-term investments	$720.3	$561.2
Current assets	$1,284.8	$933.7
Total assets	$8,266.5	$6,729.3
Current liabilities	$561.4	$407.4
Total debt, including current portion(a)	$994.4	$564.1
Total liabilities(b)	$2,560.7	$1,891.5
Shareholders' equity	$5,705.8	$4,837.8
Statistics
Working capital	$723.4	$526.3
Working capital ratio(c)	2.29:1	2.29:1

(a)
Includes long-term debt.
(b)
Includes preferred shares and non-controlling interest.
(c)
Current assets divided by current liabilities.

        During the first nine months of 2008, cash and short-term investments increased by $159.1 million to $720.3 million. The cash provided from operating activities of $242.6 million and from financing activities of $462.9 was sufficient to fund financing activities of $554.6 million. The Company's net debt position, consisting of cash and cash equivalents, plus short-term investments less long-term debt went to a net debt position at September 30, 2008 of $274.1 million from a net debt position at December 31, 2007 of $2.9 million. The increase in net debt is primarily due to drawdowns on the Kupol project loan and new capital leases.

        Net working capital increased by $197.1 million to $723.4 million in the first nine months of 2008, primarily due to increases in inventories and the cash provided by the issuance of the Senior Convertible Notes in the first quarter of 2008.

        As of November 4, 2008, there were 658,971,342 common shares of the Company issued and outstanding. In addition, at the same date, the Company had 8,677,213 share purchase options outstanding under its share option plan and 39,511,685 common share purchase warrants outstanding (convertible to 28,507,916 Kinross shares).

Credit Facilities

        Kinross has utilized $148.2 million of the $300.0 million corporate revolving credit facility, in support of letters of credit. This compares to a utilization of $251.1 million as at September 30, 2007. Since December 31, 2007, $59.1 million was repaid against the $200.0 million term loan facility, decreasing the balance outstanding to $140.9 million.

        The financing in place to fund the Kupol project consists of a project loan ("Project Loan") facility of $400.0 million and a $25.0 million subordinated loan ("IFC Loan"), plus a cost overrun facility of $17.5 million. The debt obligations were included with Kinross' balances as a result of the acquisition of Bema in February 2007. As at September 30, 2008, $400.0 million had been drawn against the Project Loan, $19.8 million against the IFC Loan and nil against the overrun facility. For details as to the terms and conditions of these credit facilities, refer to Note 7, "Long-term debt and credit facilities" in the interim financial statements for the period ended September 30, 2008.

Liquidity Outlook

        Capital expenditures for the full year are expected to be $752.0 million. Reclamation and remediation spending for the full year is forecasted at $11.0 million. Exploration and business development expenditures are expected to be approximately $60.0 million for 2008.

        It is anticipated that the Company's existing cash balances, which includes the proceeds from the issuance of Senior Convertible Notes in January 2008, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs planned for 2008.

Contractual Obligations and Commitments

        The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        As at September 30, 2008, the Company had gold and silver forward contracts to deliver 857,700 ounces of gold and 10,800,000 ounces of silver and call options sold of 2,300 ounces of gold. These contract dates range from 2008 through 2012, at prices ranging from $475 per ounce to $785 per ounce for gold and $8.20 to $13.50 for silver.

        Subsequent to September 30, 2008, the company engaged gold and silver forward contracts to purchase 208,080 ounces of gold at an average rate of $803.13 and 3,600,000 ounces of silver at an average rate of $10.71 which mature in 2009. The purpose of these derivatives is to offset the above noted derivatives which were acquired as a result of the Bema acquisition in 2007. Commensurate with the engagement of these derivatives, the Company de-designated the hedging relationship for the 2009 maturities.

        As at September 30, 2008, Kinross had contracts to sell $191 million U.S. dollars for Brazilian reais at an average rate of 1.88, of which $31.4 million matures in 2008 at an average rate of 2.09 and $159.6 million matures in 2009 at an average rate of 1.84. As at September 30, 2008, Kinross had contracts to sell $58.3 million U.S. dollars for Russian roubles at an average rate of 24.65, of which $17.8 million matures in 2008 at an average rate of 24.26 and $40.5 million matures in 2009 at an average rate of 24.82. As at September 30, 2008 Kinross had contracts to sell $61.5 million U.S. dollars for

Chilean pesos at an average rate of 505.29 of which $13.5 million matures in 2008 at an average rate of 480.26 and $48 million matures in 2009 at an average rate of 512.33.

        Forward contracts were in place at September 30, 2008 to purchase 182,500 barrels of diesel fuel at a price of $109.05 per barrel of which 39,500 mature in 2008 at an average rate of $109.98 and 143,000 mature in 2009 at an average rate of $108.79.

        Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70.0 million.

        During the first quarter of 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Rio Paracatu Mineração ("RPM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

Fair value of derivative instruments

(in millions)	As at September 30, 2008	As at December 31, 2007
Asset (liability)
Interest rate swap	$(4.2)	$(3.3)
Foreign currency forward contracts	(20.8)	24.0
Gold contract related to Julietta sale	2.0	—
Gold and silver forward contracts	(268.8)	(278.1)
Gold call options sold	(0.8)	(13.7)
Silver lease rate swap	—	3.5
Energy forward contract	(1.5)	—

	$(294.1)	$(267.6)

Other legal matters

        The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Kinam Preferred Shares

        On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA.

        The parties have entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29.25 million, inclusive of any fees and costs, without admission of any fault or liability. The proposed settlement is subject to court approval, objections or appeal by the plaintiff class and termination at the option of the Company if 10% or more of the total number of the Kinam Preferred Shares represented by the class opt out of the settlement. The settlement terms include a minimum payment of $10.25 million of the settlement amount for the termination, cancellation or redemption of the Kinam Preferred Shares currently held by the plaintiff class, and the continued payment by Kinam of quarterly dividends on the Kinam Preferred Shares until the settlement is approved by the court, which approval is expected to be obtained before February 15, 2009.

        The Company recorded a charge of $19.1 million respecting this settlement.

Aurelian Warrant Litigation

        On September 30, 2008, the Company completed its acquisition of 100% of the issued and outstanding common shares of Aurelian Resources Inc. ("Aurelian"). Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005. Four of the six such actions are described more fully in the "Legal and Regulatory Proceedings" section of Aurelian's Annual Information Form dated March 26, 2008 and filed on SEDAR (www.sedar.com) on March 27, 2008. Two additional actions, making the same allegations were served on Aurelian during the third quarter, neither of which on its own is material. The plaintiffs' have claimed, in aggregate, damages of approximately CAD$150 million or, in the alternative, approximately 15.2 million Aurelian common shares (after adjusting for Aurelian's four-for-one common share split on June 22, 2007). The Company intends to continue to vigorously defend against these actions. However, the Company cannot reasonably predict the outcome of such litigation.

7.     Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. There have not been any significant changes in internal controls during the third quarter or first nine months of 2008 other than as noted below.

        During the first nine months of 2008, the Company transitioned its Kupol mine from a development project into operations. Internal controls have been put in place and management continues to evaluate its internal controls over financial reporting. Consistent with the Company's plan of enhancing financial and management systems, management implemented a new ERP system at its Round Mountain and Brazil operations. In addition, the Company successfully filled certain newly created key positions in an expanded finance function. The Company believes these investments in technology and people further enhances its internal control over financial reporting.

8.     Critical Accounting Policies and Estimates

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2007 Annual MD&A.

9.     Recent Pronouncements and Accounting Changes

        For a discussion of recent pronouncements and accounting changes please refer to Note 2 of the accompanying interim consolidated financial statements for the period ended September 30, 2008.

        Kinross plans to report under International Financial Reporting Standards (IFRS) as of January 1, 2011. Adoption of IFRS as Canadian GAAP could materially affect our reported financial position and results of operations. During the third quarter of 2008, the Company, with the assistance of its third party advisor, commenced the assessment phase of its changeover plan. Over the next few months, specific actions include the formation of a steering committee and the identification of the major accounting differences between current Canadian GAAP and IFRS as they affect the Company and determining resource requirements over the next two years as the Company implements its transition plan. Over the next year we will develop and refine our transition plan, consult with our operating units and assess the impact on our internal controls over financial reporting, disclosure controls and information systems. Our goal is to make policy changes that are compliant but also provide the most meaningful information to our shareholders.

10.  Risk Analysis

        The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2007 Annual MD&A, the 2007 Annual Information Form and other filings, which are available on the Company's web site www.kinross.com and on www.sedar.com or upon request from the Company. The discussion that follows is an update of the key risks associated with Kinross' operations.

Federal Strategic Investments Law and Amendments to Russian Subsoil Law

        On May 7, 2008, the federal laws "On the Procedure for Foreign Investment in Companies of Strategic Significance for State Defence and Security" (the "Strategic Investments Law") and "On Amendments to the Subsoil Law" ("the Law on Amendments") came into effect. The Strategic Investments Law sets forth the criteria whereby certain transactions entered into by a foreign investor require prior approval from the Russian Federation ("RF") Government. Such approval will be required if: (1) the Russian Company ("RusCo") is engaged in activities which are defined as strategic for the purposes of national security and defence, and (2) a foreign investor directly or indirectly obtains 10% or more of the voting shares (or other mechanism for control such as a management agreement) of RusCo. The laws also apply to transactions and agreements entered into outside of the RF if such transactions or agreements result in the control over RusCo.

        The Strategic Investments Law designates geological study and/or mining work in subsoil areas of federal significance as strategic activity. According to the Law on Amendments, subsoil areas of federal significance, among other things, include those that contain according to the records of the state balance of mineral reserves as of January 1, 2006, gold reserves of 50 tonnes (or 1,763,698 ounces) or more and/or 500,000 tonnes or more of copper. The law also designates other minerals as strategic (with and without minimum state balance mineral reserves), but does not designate deposits containing certain other minerals such as silver in the list of deposits that are deemed "strategic". In accordance with the Law on Amendments, the list of the subsoil areas of federal significance will be published by the Ministry of Natural Resources in an official publication to be approved by the RF. To date, the list has not been officially published.

        Certain procedures, rules and regulations have yet to be promulgated under the Strategic Investments Law and the Law on Amendments. Further, some provisions of these laws are drafted vaguely, making their application and interpretation unclear in certain areas and thus it is difficult to predict how these laws will be applied in practice. However, Kinross believes that these laws should not have a material impact on its current ownership and operation of the Kupol mine. The reserves of the Kupol mine deposit were registered by Chukotka Mining and Geological Company ("CMGC") with the Russian authorities prior to January 1, 2006, and thus the Company believes the deposit is grandfathered and not considered "strategic" under the laws.

        At the same time, Kinross believes that the law may impact on CMGC's ability to mine under the Kupol East and Kupol West combined exploration and mining licenses that are the subject of the proposed joint venture (the "Kupol JV") with B2Gold ("B2") and Chukotsnab State Unitary Enterprise ("CUE"), after completion of geological surveys, if 50 or more tonnes (a "strategic deposit") are discovered during the exploration stage with respect to either of the deposits, and the requisite approval is not obtained from the RF Government. Under the laws and a resolution which will soon come into force, a combined license holder (such as CMGC with respect to the Kupol East and Kupol West licenses) must now seek approval from the RF Government before commencing mining operations on a strategic deposit under a combined license. There can be no assurance that such approval to mine will be granted to CMGC by the RF Government or what the terms of such approval might be. In the case of a withdrawal of a license, the RF Government is required to reimburse the expenses incurred in respect of the geological study of the subsoil plot and any tender fee amount paid by the license holder. In addition, the license holder may be paid a finder's fee by the RF Government in its discretion.

        In addition, the new laws may not permit Kinross to proceed with the proposed Kupol JV among Kinross, CUE and B2 (collectively the "JV Parties") with respect to the Kupol East and Kupol West licenses if a strategic deposit is discovered and the requisite approval from the RF Government is not obtained. Currently, CMGC holds the Kupol West and Kupol East licenses and the plan had been to transfer these licenses into a new company owned by the JV Parties ("Newco"). The new laws may cause the JV Parties to restructure their proposed ownership in Newco and the terms of the Kupol JV in order to comply with the new laws or to receive an approval from the RF Government. There can be no assurance that the approval will be granted to CMGC by the RF Government or what the terms of such approval might be.

Ecuador Constitution and Mining Law

        On September 28, 2008, voters in Ecuador strongly endorsed the adoption of a new Constitution put before the electorate by the Constituent Assembly. The new Constitution strengthens the position of the President of the Republic and contains, among other things, a requirement that the state receive at least 50% of the direct economic benefit from the extraction of any non-renewable resource. The Constitution does not define how this direct economic benefit is to be calculated.

        Following the publication of the official vote results, a 76-member Legislative and Auditing Commission ("Congresillo")was appointed and met for the first time in late October. The Company understands that the Legislative and Auditing Commission will serve as Ecuador's law-making body until a new Congress takes office following elections expected in the spring of 2009. According to Ecuador's Ministry of Mines and Petroleum (MMP), a new mining law, which has been identified as a government priority, could be one of the first bills to the considered by the Legislative and Auditing Commission. The government has said that the new mining law will replace the Mining Mandate that was passed by the country's Constituent Assembly on April 18, 2008.

        Since the passage of the Mining Mandate, several drafts of the new mining law have been circulated by the government for review and comment by mining companies and other stakeholders. The most recent draft of the law was made available to the Company on Friday, October 24, 2008. This latest draft, which is currently being translated and reviewed by local counsel, proposes a royalty of at least 5% on "production" — as compared to the 3% to 8% variable and progressive royalty proposed in an earlier draft. A second major change in the latest draft is the addition of a provision that expresses a preference for mining companies to enter into "service contracts" with the state for the development of mineral resources, but which, according to the Company's advisors, ultimately leaves it to mining companies to decide themselves whether they wish to enter into a service contract or a more traditional "exploitation contract".

        Based on recent public statements by President Correa and further to ongoing discussions with MMP officials, the Company believes that the Government of Ecuador remains committed to the introduction of responsible mining in the country. However, at the time of writing, considerable uncertainty remains regarding the timing and final content of the law that will eventually be submitted to, and enacted by, the country's Legislative and Auditing Commission. The Company, and other industry participants, are engaged in continuing discussions with the Government of Ecuador regarding the need ensure passage of a new mining law that provides a fair and balanced framework for responsible mining in Ecuador.

Volatility in global equity markets

        Recent volatility in global equity markets has impacted the value of certain publicly listed companies in the Company's equity portfolio. Prolonged deterioration in equity prices that are deemed to be other than temporary may result in impairment losses. During the three month period ended September 30, 2008, the Company recognized non-cash impairment losses of $60.2 million related to certain long-term investments and as at September 30, 2008, the Company's investments had a carrying value of $47.0 million. See notes 4 (vii), (x) and (xii) of the consolidated interim financial statements for additional details.

Counter party, credit and liquidity risk

        Although recent infusions of liquidity from the Federal Reserve in the United States and other National Banks around the world have sought to alleviate liquidity concerns in the global banking system, the Company is still subject to counterparty risk and may be impacted, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counter parties. The Company only transacts with highly-rated counterparties, a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating and the Company monitors the financial condition of each counterparty.

        To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow and potential private and public financing. Additionally, the Company regularly reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

11.  Summary of Quarterly Results

	2008			2007				2006
(in millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Metal sales	$503.7	$298.7	$330.2	$281.4	$275.8	$290.1	$245.7	$231.4
Net earnings	$64.7	$26.0	$70.9	$173.1	$39.4	$53.0	$68.5	$41.0
Basic earnings per share	$0.10	$0.04	$0.12	$0.29	$0.07	$0.09	$0.16	$0.11
Diluted earnings per share	$0.10	$0.04	$0.11	$0.28	$0.07	$0.09	$0.15	$0.11
Cash flow provided from (used in) operating activities	$206.0	$(39.7)	$76.3	$72.8	$83.7	$94.5	$90.2	$91.2

Cautionary Statement on Forward-Looking Information

        All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including any information as to the future financial or operating performance of Kinross, constitute "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects," or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our offer and take-over bid circular recently filed in respect of Aurelian Resources Inc. ("Aurelian Bid Circular") (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, expansion and power supply at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River — Buckhorn project proceeding on a basis consistent with Kinross' current expectations; (4) development of the Phase 7 pit expansion and the heap leach project at Fort Knox proceeding on a basis consistent with Kinross' current expectations; (5) permitting and development at the Kupol gold and silver project proceeding on a basis consistent with Kinross' current expectations; (6) the Federal Strategic Investments Law and Amendments to Russian Subsoil Law in the Russian Federation being applied in a manner consistent with the Company's current expectations, including its inapplicability to the currently defined Kupol deposit; (7) the viability, permitting and development of the Fruta del Norte deposit being consistent Kinross' current expectations; (8) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, that the repeal of Ecuador's current mining mandate and the enactment of its new mining law is within a timeframe and is in substance consistent with Kinross' current expectations; (9) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company's current expectations; (10) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels; (11) certain price assumptions for gold and silver; (12) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (13) production forecasts meet expectations; (14) the accuracy of our current mineral reserve and mineral resource estimates; and (15) labour and materials costs increasing on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements, those made in the "Risk Analysis" section hereof, in the "Risk Factors" section of our most recently filed Annual Information Form, in the "Risk Factors Related to the Offer" section of our Aurelian Bid Circular and our other filings with the securities regulators of Canada and the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross. Accordingly, undue reliance should not be placed on forward-looking statements. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

        The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		September 30, 2008	December 31, 2007
		(unaudited)
Assets
Current assets
Cash and cash equivalents	Note 4	$705.7	$551.3
Restricted cash		18.3	2.4
Short-term investments		14.6	9.9
Accounts receivable and other assets	Note 4	137.1	95.2
Inventories	Note 4	407.9	242.8
Unrealized fair value of derivative assets	Note 6	1.2	24.0
Current assets held for sale		—	8.1

		1,284.8	933.7
Property, plant and equipment	Note 4	4,638.2	3,476.3
Goodwill	Note 4	2,176.0	2,014.8
Long-term investments	Note 4	47.0	127.7
Future income and mining taxes		5.6	33.3
Unrealized fair value of derivative assets	Note 6	3.1	3.5
Deferred charges and other long-term assets	Note 4	111.8	136.3
Long-term assets held for sale		—	3.7

		$8,266.5	$6,729.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 4	$324.0	$290.1
Current portion of long-term debt	Note 7	152.0	76.0
Current portion of reclamation and remediation obligations	Note 8	8.4	10.0
Current portion of unrealized fair value of derivative liabilities	Note 6	77.0	29.1
Current liabilities of the assets held for sale		—	2.2

		561.4	407.4
Long-term debt	Note 7	842.4	488.1
Reclamation and remediation obligations	Note 8	227.2	212.4
Unrealized fair value of derivative liabilities	Note 6	221.4	266.0
Future income and mining taxes		632.1	465.9
Other long-term liabilities		37.4	20.6
Long-term liabilities of the assets held for sale		—	7.0

		2,521.9	1,867.4

Non-controlling interest		28.7	14.0

Convertible preferred shares of subsidiary company	Note 12	10.1	10.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 9	5,865.8	5,123.6
Contributed surplus		167.5	65.4
Accumulated deficit		(131.4)	(253.1)
Accumulated other comprehensive loss	Note 5	(196.1)	(98.1)

		5,705.8	4,837.8

Commitments and contingencies	Note 12
Subsequent events	Note 6

		$8,266.5	$6,729.3

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		658,958,342	611,925,266

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of United States dollars, except per share and share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2008	2007	2008	2007
Revenue
Metal sales		$503.7	$275.8	$1,132.6	$811.6
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		229.6	154.4	552.1	431.0
Accretion and reclamation expense		4.3	3.1	12.9	9.1
Depreciation, depletion and amortization		88.9	33.5	164.2	100.2

		180.9	84.8	403.4	271.3
Other operating costs (income)		0.3	12.2	(5.6)	24.1
Exploration and business development		19.2	11.9	43.6	32.1
General and administrative		24.7	16.2	72.1	47.4

Operating earnings		136.7	44.5	293.3	167.7
Other income (expense) — net	Note 4	(29.6)	11.1	(36.2)	47.7

Earnings before taxes and other items		107.1	55.6	257.1	215.4
Income and mining taxes		(26.5)	(12.8)	(72.7)	(49.1)
Equity in losses of associated companies		(0.4)	(3.6)	(7.6)	(5.4)
Non-controlling interest		(15.4)	0.4	(14.7)	0.6
Dividends on convertible preferred shares of subsidiary		(0.1)	(0.2)	(0.5)	(0.6)

Net earnings		$64.7	$39.4	$161.6	$160.9

Earnings per share
Basic		$0.10	$0.07	$0.26	$0.30
Diluted		$0.10	$0.07	$0.26	$0.29
Weighted average number of common shares outstanding (millions)
Basic	Note 10	626.1	592.3	618.4	542.0
Diluted		631.1	603.2	623.4	552.8

The accompanying notes are an integral part of these consolidated financial statements

 KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
		2008	2007	2008	2007
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings		$64.7	$39.4	$161.6	$160.9
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization		88.9	33.5	164.2	100.2
Accretion and reclamation expenses		4.3	3.1	12.9	9.1
Accretion of convertible debt and deferred financing costs		4.1	—	11.1	—
Loss (gain) on disposal of assets and investments — net		41.9	(28.8)	31.4	(35.5)
Equity in losses of associated companies		0.4	3.6	7.6	5.4
Non-hedge derivative losses (gains) — net		(14.1)	12.4	(23.5)	(31.2)
Future income and mining taxes		2.1	5.1	16.1	23.8
Non-controlling interest		15.4	(0.4)	14.7	(0.6)
Stock-based compensation expense		5.9	4.3	16.6	11.4
Unrealized foreign exchange losses and other		(30.4)	(2.9)	(19.6)	9.1
Changes in operating assets and liabilities:
Accounts receivable and other assets		(15.1)	(5.2)	(53.8)	(12.3)
Inventories		(36.5)	1.0	(115.5)	6.6
Accounts payable and other liabilities		74.4	18.6	18.8	21.5

Cash flow provided from operating activities		206.0	83.7	242.6	268.4

Investing:
Additions to property, plant and equipment		(194.1)	(185.2)	(569.1)	(416.2)
Business acquisitions — net of cash acquired	Note 3	33.4	—	33.4	2.3
Changes to long-term investments and other assets		(1.9)	40.7	(26.3)	57.4
Proceeds from the sale of subsidiaries and fixed assets		22.9	0.6	38.7	0.9
Sales of (additions to) short-term investments		226.7	—	(4.7)	—
Restricted cash		(16.4)	—	(15.9)	4.9
Other		0.6	(0.2)	0.3	(1.5)

Cash flow provided from (used in) investing activities		71.2	(144.1)	(543.6)	(352.2)

Financing:
Cash from exercise of options and warrants		0.6	9.3	29.4	41.7
Proceeds from issuance of debt		—	115.5	117.9	228.5
Proceeds from issuance of convertible debt		—	—	449.9	—
Repayment of debt		(15.0)	(1.6)	(70.5)	(19.7)
Dividends paid		(26.2)	(5.6)	(51.2)	(5.6)
Settlement of derivative instruments acquired in Bema acquisition		(2.1)	(9.5)	(11.0)	(25.0)
Other		—	—	(1.6)	—

Cash flow provided from (used in) financing activities		(42.7)	108.1	462.9	219.9

Effect of exchange rate changes on cash		(7.3)	3.1	(7.5)	5.0

Increase in cash and cash equivalents		227.2	50.8	154.4	141.1
Cash and cash equivalents, beginning of period		473.4	244.4	551.3	154.1

Cash and cash equivalents, end of period before assets held for sale		700.6	295.2	705.7	295.2
Assets held for sale		5.1	(2.7)	—	(2.7)

Cash and cash equivalents, end of period		$705.7	$292.5	$705.7	$292.5

The accompanying notes are an integral part of these consolidated financial statements

 KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of United States dollars)

			Three months ended September 30,		Nine months ended September 30,
			2008	2007	2008	2007
Common share capital and common share purchase warrants
Balance beginning of period			$5,167.8	$4,923.9	$5,123.6	$2,001.7
Shares issued on acquisition of Bema	Note 3	(vi)	—	—	—	2,642.1
Shares issued on acquisition of Aurelian	Note 3	(i)	639.7	—	639.7	—
Warrants issued on acquisition of Bema	Note 3	(vi)	—	—	—	141.9
Warrants issued on acquisition of Aurelian	Note 3	(i)	56.0	—	56.0	—
Equity portion of convertible notes acquired on acquisition of Bema	Note 3	(vi)	—	—	—	23.7
Common shares issued for stock-based awards			1.0	0.9	2.7	2.7
Transfer of fair value of expired warrants			—	—	—	(0.1)
Transfer from contributed surplus on exercise of options and restricted shares			0.7	9.3	14.4	31.8
Cash proceeds on options and warrants exercised			0.6	9.3	29.4	41.7
Conversion of convertible notes			—	—	—	57.9

Balance at the end of the period			$5,865.8	$4,943.4	$5,865.8	$4,943.4

Contributed surplus
Balance beginning of period			$137.3	$75.3	$65.4	$54.6
Stock-based compensation			5.0	3.3	14.0	8.5
Options issued on acquisition of Bema	Note 3	(vi)	—	—	—	37.9
Equity portion of convertible notes	Note 7		—	—	76.6	—
Options issued on acquisition of Aurelian	Note 3	(i)	25.9	—	25.9	—
Transfer of expired warrants			—	—	—	0.1
Transfer of fair value of exercised options and restricted shares			(0.7)	(9.3)	(14.4)	(31.8)

Balance at the end of the period			$167.5	$69.3	$167.5	$69.3

Accumulated deficit
Balance beginning of period			$(169.8)	$(465.6)	$(253.1)	$(587.1)
Adoption of new accounting policy	Note 2		—	—	11.0	—
Dividends paid			(26.3)	—	(50.9)	—
Net earnings			64.7	39.4	161.6	160.9

Balance at the end of the period			$(131.4)	$(426.2)	$(131.4)	$(426.2)

Accumulated other comprehensive income (loss)
Balance beginning of period			$(254.5)	$58.3	$(98.1)	$18.7
Other comprehensive income (loss)			58.4	(81.7)	(98.0)	(42.1)

Balance at the end of the period			$(196.1)	$(23.4)	$(196.1)	$(23.4)

Total accumulated deficit and accumulated other comprehensive loss			$(327.5)	$(449.6)	$(327.5)	$(449.6)

Total common shareholders' equity			$5,705.8	$4,563.1	$5,705.8	$4,563.1

The accompanying notes are an integral part of these consolidated financial statements

 KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Unaudited (expressed in millions of United States dollars)

		Three months ended Sept 30,		Nine months ended Sept 30,
		2008	2007	2008	2007
Net earnings		$64.7	$39.4	$161.6	$160.9

Other comprehensive income (loss), net of tax:	Note 5
Change in fair value of investments(a)		(8.0)	(1.1)	(37.5)	3.2
Change in fair value of derivative financial instruments designated as cash flow hedges(b)		68.0	(53.1)	(39.5)	(35.5)
Accumulated OCI related to derivatives settled(c)		(1.3)	(3.6)	(17.6)	(3.6)
Accumulated OCI related to investments sold		1.4	(28.2)	—	(15.3)
Accumulated currency translation adjustment on investments previously accounted for by the equity method
Currency translation adjustment on equity investments		(1.7)	4.3	(3.4)	9.1

Other comprehensive income (loss)		58.4	(81.7)	(98.0)	(42.1)

Total comprehensive income (loss)		$123.1	$(42.3)	$63.6	$118.8

(a)
Net of tax of $nil, 3 months; $2.1 million, 9 months (2007 — $nil).
(b)
Net of tax recoveries of $8.5 million, 3 months; $4.0 million, 9 months (2007 — $0.3 million, 3 months; $2.9 million, 9 months).
(c)
Net of tax recoveries of $2.5 million, 3 months; $4.4 million, 9 months (2007 — $0.4 million, 3 months).

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation (individually and collectively with its subsidiaries, as applicable, "Kinross" or the "Company") is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Ecuador, and Chile. There was also gold production in Canada, up until December 21, 2007 when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold to Goldcorp Inc. ("Goldcorp") in an asset swap transaction. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells various amounts of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2007 except as noted in Note 2, below.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. The financial statements do not include disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2007.

  Certain comparative figures for 2007 have been reclassified to conform to the 2008 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT PRONOUNCEMENTS

  Accounting changes:

  (i)
  In February 2007, the CICA issued Section 1535, "Capital Disclosures" which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard commencing in the 2008 fiscal year. See Note 9 for additional details.

  (ii)
  In February 2007, the CICA issued Section 3862 "Financial Instruments — Disclosure" ("Section 3862") and Section 3863 "Financial Instruments — Presentation" ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company adopted this standard in the 2008 fiscal year. See Note 6 for additional details.

  (iii)
  In May 2007, the CICA issued Section 3031 "Inventories" ("Section 3031") that supersedes Handbook Section 3030 to converge Canadian standards with IAS 2, Inventories. This standard requires: that inventories be measured at the lower of cost and net realizable value; that the allocation of overhead be based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements will include the Company's policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. The Company adopted this standard commencing in the 2008 fiscal year and upon adoption, the opening accumulated deficit decreased by $11.0 million, net of tax primarily due to an adjustment of the carrying value of certain long-term stockpiles to cost as at January 1, 2008.

  Recent pronouncements:

  In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which is effective for the Company on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. The Company is currently evaluating the impact of this standard.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

3.     ACQUISITIONS AND DIVESTITURES

  (i)
  Acquisition of Aurelian

    Kinross and Aurelian Resources Inc. ("Aurelian") announced on July 24, 2008 that their respective Boards of Directors had approved the terms of a friendly offer by Kinross to acquire 100% of the issued and outstanding common shares of Aurelian and that they had signed a Support Agreement pursuant to which Aurelian's Board of Directors had unanimously agreed to support the Kinross offer. On July 28, 2008, Kinross completed a purchase of 15 million Aurelian common shares pursuant to a private placement for a total subscription price of CAD$71.25 million, and concurrently mailed its offer and take-over bid circular to Aurelian shareholders. On September 30, 2008, the Company announced that pursuant to the offer, as amended by notices of extension dated September 4, 2008 and September 17, 2008, and the private placement, Kinross had acquired 94.29% of Aurelian's issued and outstanding common shares. Kinross immediately exercised its statutory rights under the Canada Business Corporation Act and compulsorily acquired the remaining common shares of Aurelian not deposited to the offer. Effective September 30, 2008, Aurelian became a wholly-owned subsidiary of Kinross. For each Aurelian common share, Kinross offered 0.317 of a Kinross common share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants have an exercise price of CAD$32.00 per Kinross common share and will expire in September 2013. Kinross issued 43.7 million shares, 4.1 million options and 19.7 million warrants pursuant to the transaction. Total consideration was $809 million which, net of cash acquired of $105 million, amounted to $704 million. The acquisition of Aurelian was accounted for as an asset purchase.

  (ii)
  Disposal of Julietta

    Arian Resources Limited ("Arian"), a wholly-owned subsidiary of Kinross, entered into an Agreement dated August 8, 2008, with Yanskaya Mining and Geological Company, a subsidiary of Dukat Mining and Geological Company. Yanskaya has purchased all of the shares held by Arian in Omsukchansk Mining and Geological Company ("OMGC"). The shares represent a 90% interest in OMGC whose assets include the Julietta mine in the Russian Federation. The Julietta mine was originally purchased as part of the Bema Gold Corporation acquisition on February 27, 2007. The purchase price was $20.0 million. Arian will receive an additional cash payment for finished goods and supplies in transit and all of OMGC's cash will be used to repay intercompany payables owing to Arian and its affiliates immediately prior to closing. In addition, there are deferred payments based on gold prices in 2009 and 2010 and deferred payments in 2011 and 2012 of $5.0 million based on specified production. The deferred payments based on the gold price have been accounted for as an embedded derivative and have been recorded in the September 30, 2008 financial statements, whereas the deferred payments based on specified production have not been recognized due to their contingent nature. Yanskaya has further agreed to make $12.0 million in expenditures at the Julietta mine between the date of closing and January 1, 2011. The transaction closed on August 16, 2008 and resulted in a gain of $3.4 million.

  (iii)
  Disposal of Kubaka

    On January 25, 2008 a wholly-owned subsidiary of the Company, Kinam Magadan Gold Corporation, completed the sale of its approximate 98.1% interest in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. Omolon's assets include the Kubaka gold mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005. A gain of $11.5 million was realized on this disposition in the first quarter of 2008.

  (iv)
  Acquisition of Louisiana Land and Exploration Company Royalty

    A royalty payment known as the Louisiana Land and Exploration Company Royalty ("LL&E Royalty") applies to Kinross' 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalty payments of $75.0 million are paid, and 1.5% thereafter. To date, cumulative royalty payments total $62.2 million. On January 23, 2008, the Company purchased the LL&E royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation ("Barrick") the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer and the transaction closed on May 15, 2008 with an effective date of January 1, 2008.

  (v)
  Hammond Reef Project Interest

    Kinross and Brett Resources Inc. ("Brett") entered into a purchase and sale agreement whereby Brett agreed to purchase Kinross' 40% interest in the Hammond Reef Project located near Atikokan, Ontario. Kinross and Brett were parties to an option agreement pursuant to which Brett earned a 60% interest in the project by incurring CAD$5 million in expenditures and issuing 1 million common shares to Kinross. In exchange for the 40% interest in the Hammond Reef Project, Kinross received 14 million Brett shares and a 2% net smelter returns royalty on future production from the property. The transaction closed on July 31, 2008. Following completion, Kinross holds 17,095,313 common shares, representing approximately 26% of Brett's issued and outstanding common shares as at the closing date. In connection with the transaction,

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

3.     ACQUISITIONS AND DIVESTITURES (Continued)

    Brett and Kinross have entered into a strategic alliance whereby Brett will spend up to CAD$2 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest. The transaction resulted in a gain of $12.2 million.

  (vi)
  Acquisition of Bema Gold Corporation

    On February 27, 2007 ("Acquisition Date"), the Company completed the acquisition of 100% of the outstanding shares of Bema Gold Corporation ("Bema"). As this purchase is a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema have been consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross has acquired are Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in the Russian Federation, the Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile.

    In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CAD $0.01. Bema options were exchanged for Kinross replacement options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema warrants or Bema convertible notes, the holders of the warrants or notes will receive 0.4447 of a Kinross share and CAD $0.01, on the same basis as the exchange of Bema shares for Kinross shares.

    Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

    The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

Total purchase price	$2,888.2

    The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value.

Purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	33.7
Inventories	37.7
Property, plant and equipment (including mineral interests)	1,586.4
Unrealized fair value of derivative assets	11.4
Long-term investments	91.7
Other long-term assets	39.2
Accounts payable and accrued liabilities	(31.4)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(18.0)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(195.2)
Other long-term liabilities	(1.9)
Non-controlling interest	(17.2)
Goodwill	1,858.6

Total purchase price	$2,888.2

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

3.     ACQUISITIONS AND DIVESTITURES (Continued)

  (vii)
  Goldcorp Asset Purchase and Sale

    On December 21, 2007, the Company closed the asset swap transaction with Goldcorp pursuant to the purchase and sale agreement entered into on September 25, 2007, whereby the Company sold its 31.9% interest in Musselwhite and its 49.0% interest in PJV to Goldcorp. In exchange, the Company acquired Goldcorp's 50% interest in Compania Minera Mantos de Oro ("MDO"), thereby giving the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile. The Company also received a $204.3 million cash payment.

    As a result of this transaction, the acquired non-monetary assets have been recorded at fair value and a gain on the disposition of Musselwhite and PJV of $138.3 million was recorded.

    The purchase price of $350.3 million was calculated as the estimated fair value of the La Coipa mine and associated property plus cash consideration from Goldcorp of $204.3 million, including closing adjustments.

Preliminary purchase price allocation
Cash and cash equivalents	$227.3
Inventories	12.5
Other net liabilites	(39.5)
Property, plant and equipment (including mineral interests)	86.4
Land	10.6
Goodwill	53.0

Total purchase price	$350.3

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  (i)
  Cash and cash equivalents:

	September 30, 2008	December 31, 2007
Cash on hand and balances with banks	$322.9	$69.0
Short-term deposits	382.8	482.3

	$705.7	$551.3

  (ii)
  Accounts receivable and other assets:

		September 30, 2008	December 31, 2007
Trade receivables		$3.3	$16.0
Taxes recoverable		52.6	47.2
Prepaid expenses		58.5	17.0
Other		22.7	17.2
Assets held for sale	Notes 3(ii),(iii)	—	(2.2)

		$137.1	$95.2

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (iii)
  Inventories:

		September 30, 2008	December 31, 2007
Ore in stockpiles		$70.9	$56.0
Ore on leach pads(a)		28.2	33.3
In-process		21.3	8.0
Finished metal		73.1	43.0
Materials and supplies		275.5	151.2

		469.0	291.5
Long-term portion of ore in stockpiles and ore on leach pads	Note 4(viii)	(61.1)	(42.8)

		$407.9	$248.7
Assets held for sale	Notes 3(ii),(iii)	$—	$(5.9)

		$407.9	$242.8

    (a)
    Ore on leach pads at September 30, 2008, relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2015 and at Maricunga in 2024.

  (iv)
  Property, plant and equipment:

		September 30, 2008			December 31, 2007
		Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a)
Producing properties(b)
Straight line depreciation basis		$387.2	$(145.0)	$242.2	$229.6	$(114.6)	$115.0
Units of production depreciation basis		2,181.4	(443.6)	1,737.8	1,373.1	(636.0)	737.1

		$2,568.6	$(588.6)	$1,980.0	$1,602.7	$(750.6)	$852.1

Mineral Interests
Producing properties		$1,390.0	$(263.1)	$1,126.9	$976.5	$(215.4)	$761.1
Development properties(c)		511.2	—	511.2	1,757.5	—	1,757.5
Exploration properties		1,020.1	—	1,020.1	105.6	—	105.6

		$2,921.3	$(263.1)	$2,658.2	$2,839.6	$(215.4)	$2,624.2

Total property, plant and equipment		$5,489.9	$(851.7)	$4,638.2	$4,442.3	$(966.0)	$3,476.3

Assets held for sale	Notes 3(ii),(iii)	$—	$—	$—	$(272.8)	$272.8	$—

Total property, plant and equipment		$5,489.9	$(851.7)	$4,638.2	$4,169.5	$(693.2)	$3,476.3

    (a)
    Capitalized interest included within property, plant and equipment was $26.4 million and $20.3 million during the nine months ended September 30, 2008 and 2007, respectively. Interest capitalized during both periods related to capital expenditures at Fort Knox, Round Mountain, Kupol, Kettle River and Paracatu.

    (b)
    Included in producing properties is $488.5 million (December 31, 2007 — $211.1 million) related to assets that are not being depreciated.

    (c)
    The amount allocated to development properties relates to assets that are not being depreciated.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (v)
  Capitalized stripping:

	September 30, 2008			December 31, 2007
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1, 2008 and 2007	$44.6	$31.9	$76.5	$18.5	$33.5	$52.0
Additions	17.9	9.9	27.8	26.1	16.6	42.7
Amortization(a)	(7.9)	(12.5)	(20.4)	—	(18.2)	(18.2)

Balance, end of period	$54.6	$29.3	$83.9	$44.6	$31.9	$76.5

    (a)
    Amortization of capitalized stripping costs is done using the Units of Production ("UOP") depreciation basis based on reserves that have not yet been produced that will benefit directly from the stripping activity.

  (vi)
  Goodwill:

    The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

		2008
	December 31, 2007	Allocation and Adjustment(a)	September 30
Operating segments
Round Mountain	$58.7	$—	$58.7
Paracatu	65.5	—	65.5
La Coipa	124.4	—	124.4
Kettle River	20.9	—	20.9
Kupol	—	827.2	827.2
Maricunga	—	396.1	396.1
Crixas	38.0	—	38.0
Bema acquisition(a)	1,697.4	(1,697.4)	—
Other operations	9.9	635.3	645.2

Total	$2,014.8	$161.2	$2,176.0

    (a)
    These amounts reflect the final determination of goodwill on the Bema acquisition and allocation to specific acquired properties.

  (vii)
  Long-term investments:

    Long-term investments of $47.0 million include $24.2 million (December 31, 2007 — $75.1 million) of investments accounted for using the equity method and $22.8 million of investments classified as available-for-sale, for which associated unrealized gains or losses are recorded in Other Comprehensive Income ("OCI"). During the nine months ended September 30, 2008, there was a net decrease in long-term investments of $80.7 million due primarily to decline in the market value of the investments held.

	September 30, 2008		December 31, 2007
Available for sale investments	Fair Value	Gains (losses) in OCI	Fair Value	Gains in OCI
Securities in an unrealized gain position	$0.2	$0.1	$51.0	$11.8
Securities in an unrealized loss position	22.6	(34.9)	1.6	—

	$22.8	$(34.8)	$52.6	$11.8

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

	September 30, 2008
Investment in shares carried on an equity basis	Carrying Value	Market Value	% Ownership
Victoria Gold (formerly Victoria Resources Corporation)	$6.5	$6.5	26%
Consolidated Puma Minerals Corporation(d)	2.7	2.7	35%
Brett Resources(a)	15.0	9.7	26%

	$24.2	$18.9

	December 31, 2007
	Carrying Value	Market Value	% Ownership
Victoria Resources Corporation	$24.3	$35.6	27%
Pamodzi Gold Limited(b),(d)	22.3	22.9	28%
Consolidated Puma Minerals Corporation	27.3	29.2	35%
Rolling Rock Resources Corporation(c)	1.2	1.2	22%

	$75.1	$88.9

    (a)
    Subsequent to July 31, 2008, Brett Resources Inc. is now accounted for on an equity basis instead of an available-for-sale basis as the Company's interest increased from 6% to 26% on that date.

    (b)
    Subsequent to February 27, 2008, Pamodzi Gold Limited ("Pamodzi") is now accounted for on an available-for-sale basis instead of an equity basis as the Company's interest is currently 13%, a decrease from 28%.

    (c)
    Subsequent to February 5, 2008, Rolling Rock Resources Corporation ("Rolling Rock") is now accounted for on an available-for-sale basis instead of an equity basis as the Company's interest is currently 17%, a decrease from 22%.

    (d)
    See note 4(x) for additional details.

  (viii)
  Deferred charges and other long-term assets:

		September 30, 2008	December 31, 2007
Long-term ore in stockpiles and on leach pads(a)		$61.1	$42.8
Deferred charges, net of amortization		1.9	0.1
Long-term receivables		33.2	38.1
Advances on the purchase of capital equipment		11.8	54.6
Deferred acquisition costs and other		3.8	4.4
Asset held for sale	Note 3(iii)	—	(3.7)

		$111.8	$136.3

    (a)
    Ore in stockpiles represents low-grade material in ore in stockpiles and ore on leach pads not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain.

  (ix)
  Accounts payable and accrued liabilities:

	September 30, 2008	December 31, 2007
Trade payables	$144.9	$89.2
Accrued liabilities	106.5	89.5
Employee related accrued liabilities	30.4	33.4
Taxes payable	42.2	78.0

	$324.0	$290.1

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  Consolidated Statements of Operations

  (x)
  Other income (expense) — net:

		Three months ended September 30,		Nine months ended September 30,
		2008	2007	2008	2007
Gain on sale of assets and investments — net	Note 4(xi)	$18.4	$28.8	$28.9	$35.5
Impairment of investments(a)		(60.2)	—	(60.3)	—
Litigation settlement(b)		(19.1)	—	(19.1)	—
Interest income and other		0.7	4.3	15.0	11.9
Interest expense(c)		(11.6)	(1.3)	(25.8)	(4.5)
Foreign exchange gains (losses)		30.6	(9.9)	0.7	(28.0)
Realized non-hedge derivative gains		0.7	11.5	3.2	1.2
Unrealized non-hedge derivative gains (losses)		10.9	(22.3)	21.2	31.6

		$(29.6)	$11.1	$(36.2)	$47.7

    (a)
    For the three months ended September 30, 2008, impairment losses of $60.2 million were recorded, primarily against the investment in Consolidated Puma Minerals, Padmozi Gold Limited, Victoria Gold.

    (b)
    See note 12 for additional details.

    (c)
    During the nine months ended September 30, 2008, $26.4 million (2007 — $20.3 million) of interest was capitalized to property, plant and equipment. See Note 4 (iv).

  (xi)
  Gain (loss) on sale of assets and investments — net:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Assets:
Hammond Reef project	$12.2	$—	$12.2	$—
Julietta mine	3.4	—	3.4	—
Kubaka mine	—	—	11.5	—
Lupin mine	—	—	—	6.5
Investments:
Anotolia Minerals	—	30.7	—	30.7
St Andrews Goldfields	—	(2.0)	—	(2.0)
Other	2.8	0.1	1.8	0.3

	$18.4	$28.8	$28.9	$35.5

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  (xii)
  Equity in gains (losses) of associated companies:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Victoria Resources Corporation	$(0.4)	$(0.5)	$(1.9)	$(0.9)
Pamodzi Gold Limited(a)	—	(2.6)	(4.7)	(3.5)
Consolidated Puma Minerals Corporation(a)	—	(0.4)	(1.1)	(0.7)
Rolling Rock Resources Corporation	—	(0.1)	0.1	(0.3)
Brett Resources Inc.	—	—	—	—

	$(0.4)	$(3.6)	$(7.6)	$(5.4)

    (a)
    See Note 4 (vii).

  Supplemental cash flow information

  (xiii)
  Interest and income taxes paid:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Interest	$8.4	$11.5	$28.6	$22.7
Income taxes	$15.9	$1.9	$83.2	$14.7

    During the three months and nine months ended September 30, 2008, the Company entered into capital leases in the aggregate amount of $nil and $46.1 million, respectively.

5.     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	September 30, 2008	December 31, 2007
Accumulated other comprehensive income (loss):
Changes in fair value of investments(a)	$(6.7)	$31.7
Accumulated OCI related to investments sold	(15.3)	(15.3)

	(22.0)	16.4

Financial derivatives:
Changes in fair value of financial derivatives(b)	(146.9)	(107.3)
Accumulated OCI related to derivatives settled(c)	(31.8)	(14.2)

	(178.7)	(121.5)

Accumulated currency translation adjustment on investments previously accounted for by the equity method	—	—
Currency translation adjustment on equity investments	4.6	7.0

	4.6	7.0

Accumulated other comprehensive loss, end of the period	$(196.1)	$(98.1)

  (a)
  Net of tax of $4.2 million (2007 — $2.1 million).

  (b)
  Net of tax of $0.1 million (2007 — $4.1 million).

  (c)
  Net of tax recovery of $1.1 million (2007 — $1.7 million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

6.     FINANCIAL INSTRUMENTS

  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting whenever hedging relationships exist and have been documented.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt other than capital leases approximates fair value primarily due to the floating rate nature of the debt instruments.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	Asset/ (Liability) Acquired February 27, 2007
		September 30, 2008		December 31, 2007
		Fair Value	AOCI(c)	Fair Value	AOCI(c)
Interest rate contracts
Interest rate swap	$1.1	$(4.2)	$3.9	$(3.3)	$(3.4)

	1.1	(4.2)	3.9	(3.3)	(3.4)

Currency contract
Foreign currency forward contracts(a)	—	(20.8)	14.9	24.0	21.4

	—	(20.8)	14.9	24.0	21.4

Commodity contracts
Gold and silver forward contracts(b)	(91.0)	(268.8)	158.6	(278.1)	(139.5)
Gold and silver call options sold	(127.9)	(0.8)	—	(13.7)	—
Gold and silver put options bought	10.3	—	—	—	—
Gold contract related to Julietta sale	—	2.0	—	—	—
Silver lease rate swap	(1.9)	—	—	3.5	—
Energy forward contract	—	(1.5)	1.3	—	—

	(210.5)	(269.1)	159.9	(288.3)	(139.5)

Total all contracts	$(209.4)	$(294.1)	$178.7	$(267.6)	$(121.5)

  (a)
  Included in the amount recorded in earnings for the three months and nine months ended September 30, 2008 is a net loss of $nil and $0.1 million respectively, and for the three months and nine months ended September 30, 2007, a net gain of $0.1 and $0.3 million that relate to the ineffective portion of foreign currency forward contracts and is recorded in other income (expense) — net. The amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (b)
  Included in amounts recorded in earnings for the three months and nine months ended September 30, 2008 is a net gain of $nil and $nil respectively, and for the three and nine months ended September 30, 2007, a net loss of $3.9 million and $3.8 million relating to the ineffective portion of gold and silver forward contracts recorded in other income (expense) — net. The amounts recorded in AOCI will be reclassified to net earnings as the contracts settle between 2008 and 2012.

  (c)
  AOCI refers to accumulated other comprehensive income (loss).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

6.     FINANCIAL INSTRUMENTS (Continued)

  Gold and silver price risk management

  From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company has assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol project financing. During the quarter ended September 30, 2008 the Company entered into derivative contracts to offset a small portion of the above noted assumed gold and silver forward sales contracts.

  The Company's commodity price risk associated with financial instruments related to gold and silver primarily relates to changes in fair value of existing gold and silver contracts.

  The following represents the financial instruments' effect on pre-tax earnings and other comprehensive income before tax due to a 10% change in gold and silver prices, based on September 30, 2008 prices with all other variables unchanged. The sensitivity of the Company's financial instruments to commodity price changes is comprised of the commodity contracts described in this note.

  Impact of commodity price on financial instruments before tax

	Price on Sept 30, 2008	Change	Effect of gold and silver contracts on pre-tax earnings	Effect of gold and silver contracts on OCI before tax
Gold	$884.50	10%	$1.4	$77.7
Silver	$12.96	10%	$0.3	$14.3

  Gold and silver

  Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga.

  During the second quarter of 2007, the Company restructured the Kupol project loan facility gold and silver hedge positions. The put option positions were sold, and the short call option positions were re-purchased. These positions were replaced with forward sales transactions with the same number of ounces as the number of put option positions sold.

  At September 30, 2008, the following gold and silver derivative contracts were outstanding:

		YEAR OF SETTLEMENT
								Kupol Project
(ounces in thousands)		2008	2009	2010	2011	2012	Total		Maricunga
Gold
	Forward contracts sold (ounces)	26.3	218.6	219.0	319.7	74.1	857.7	828.7	29.0
	Average price per ounce	$507	$641	$642	$621	$674	$633
	Forward contracts purchased (ounces)	16.0	—	—	—	—	16.0	—	16.0
	Average price per ounce	$825	$—	$—	$—	$—	$—
	Call options sold (ounces)	2.3	—	—	—	—	2.3	—	2.3
	Average price per ounce	$520	$—	$—	$—	$—	$520
Silver
	Forward contracts (ounces)	—	3,600	3,600	3,600	—	10,800	10,800	—
	Average price per ounce	$—	$10.71	$10.71	$10.71	$—	$10.71

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

6.     FINANCIAL INSTRUMENTS (Continued)

  In addition to the gold contracts above, as a part of the sale of the Julietta mine described in note 3(ii), a portion of the proceeds of sale is based on the future price of gold in 2009 and 2010. For accounting purposes, the conditional proceeds represent an embedded derivative. At September 30, 2008, the fair value of this embedded derivative was $2.0 million which was recorded in other income in the third quarter of 2008.

  Subsequent to September 30, 2008, the company engaged gold and silver forward contracts to purchase 208,080 ounces of gold at an average rate of $803.13 and 3,600,000 ounces of silver at an average rate of $10.45 which mature in 2009. The purpose of these derivatives is to offset the above noted derivatives which were acquired as a result of the Bema acquisition in 2007. Commensurate with the engagement of these derivatives, the Company de-designated the hedging relationship for the 2009 maturities.

  Currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure. The Company has entered into forward contracts to purchase the Brazilian real, Chilean pesos and Russian roubles as part of this risk management strategy.

  Impact of foreign exchange risk on net working capital:

	Canadian dollars	Chilean pesos	Brazilian reais	Russian roubles
Foreign currency net working asset (liability) in US$	$(18.5)	$(5.4)	$50.9	$16.1
Impact of a 10% strengthening of the US $ on pre-tax earnings (loss)	$1.9	$0.5	$(5.1)	$(1.6)
Impact of a 10% strengthening of the US $ on OCI before taxes	—	—	—	—

  At September 30, 2008, with other variables unchanged, the following represents the effect of the Company's foreign exchange contracts on pre-tax earnings and other comprehensive income before tax from a 10% strengthening in the U.S. dollar against the Brazilian real, Russian rouble and Chilean peso.

	Effect of foreign exchange contracts on pre-tax earnings	Effect of foreign exchange contracts on OCI before tax
Brazilian reais	—	$(15.7)
Russian roubles	—	$(4.9)
Chilean pesos	—	$(4.9)

  Foreign currency

  At September 30, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2008 and 2009 to sell $191.0 million U.S. dollars, and purchase Brazilian reais. In 2008, Kinross has contracted to sell $31.4 million at an average forward exchange rate of 2.09 Brazilian reais for one U.S. dollar. In 2009, Kinross has contracted to sell $159.6 million at an average forward exchange rate of 1.84 Brazilian reais for one U.S. dollar. The unrealized loss on these contracts at September 30, 2008 was $12.3 million (December 31, 2007 — gain of $24.0 million).

  At September 30, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2008 and 2009 to sell $58.3 million U.S. dollars, and purchase Russian roubles. In 2008, Kinross has contracted to sell $17.8 million at an average forward exchange rate of 24.26 Russian roubles for one U.S. dollar. In 2009, Kinross has contracted to sell $40.5 million at an average forward exchange rate of 24.82 Russian roubles for one U.S. dollar. The unrealized loss on these contracts at September 30, 2008 was $2.9 million (December 31, 2007 — $nil).

  At September 30, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2008 and 2009 to sell $61.5 million U.S. dollars, and purchase Chilean pesos. In 2008, Kinross has contracted to sell $13.5 million at an average forward exchange rate of 480.26 Chilean pesos for one U.S. dollar. In 2009, Kinross has contracted to sell $48.0 million at an average forward exchange rate of

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

6.     FINANCIAL INSTRUMENTS (Continued)

  512.33 Chilean pesos for one U.S. dollar. The unrealized loss on these contracts at September 30, 2008 was $5.6 million (December 31, 2007 — $nil).

  Interest rate risks

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract. During the first quarter of 2008, the Company entered into an interest rate swap for Rio Paracatu Mineracao ("RPM"), a 100% subsidiary of Kinross.

  At September 30, 2008 with other variables unchanged, a 50 basis point shift in the interest rate curve would impact pre-tax earnings by $0.5 million and other comprehensive income before tax by $1.7 million.

  Interest rates

  As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap. The fair market value of the interest rate swap was a liability of $2.8 million as at September 30, 2008 (December 31, 2007 — a liability of $1.7 million).

  The interest rate cap has an exercise strike level of 6.37%, which is the maximum interest rate that the Company will pay on the notional amount underlying the cap. The interest rate floor has an exercise strike level of 4.75%, which is the minimum interest rate that will be paid on the notional amount. When floating U.S. dollar interest rates are between the cap and the floor, there is no settlement received or paid by the Company. The notional amount varies between $3.7 million and $70.0 million over the life of the loan. The fair value of the interest rate cap and floor was a liability of $2.3 million as at September 30, 2008 (December 31, 2007 — a liability of $1.6 million).

  During the first quarter of 2008, as part of the Rio Paracatu term loan, the Company entered into an interest rate swap to pay a fixed rate of 3.83% and receive a floating LIBOR rate plus 100 bps on a notional amount of $100 million which amortizes over the life of the loan. As at September 30, 2008, the fair market value was an asset of $0.9 million, and the notional amount was $70.5 million.

  Silver lease rates

  During the quarter ended June 30, 2008, the Company settled its silver floating lease rate swaps prior to their maturity.

  Energy

  The Company is exposed to changes in crude oil prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. During the first nine months of 2008, the Company entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

  As at September 30, 2008, the Company had purchased oil forward of 182,500 barrels of Nymex Crude WTI at an average price of $109.05 per barrel. The unrealized loss on these contracts as at September 30, 2008 was $1.5 million. As at December 31, 2007, all energy forward contracts had been settled.

  At September 30, 2008, with other variables unchanged, a 10% change in Nymex Crude WTI prices would not significantly impact pre-tax earnings and would impact other comprehensive income before tax by $1.8 million.

  Liquidity Risk

  The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and by utilizing its lines of credit. The Company's Treasury department continuously monitors and reviews both actual and forecasted cash flows.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

6.     FINANCIAL INSTRUMENTS (Continued)

  The contractual undiscounted cash flow requirements for financial liabilities at September 30, 2008 are as follows:

	Total	Less than 2 years	More than 2 less than 3 years	More than 3 less than 5 years	More than 5 years
Long-term debt(a)	$1,220.5	$442.5	$134.6	$163.6	$479.8
Derivative liabilities	$294.1	$145.4	$96.8	$51.9	$—

  (a)
  Includes obligations under letters of credit issued and the full face value of the Senior Convertible Notes (Note 7(i) and (vii)).

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at September 30, 2008, the Company's maximum exposure to credit risk was the carrying value of trade receivables, derivative assets, and taxes recoverable.

7.     LONG-TERM DEBT AND CREDIT FACILITIES

			As at September 30, 2008				As at December 31, 2007
		Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value	Carrying Amount	Fair Value
Corporate revolving credit facility	(i)	Variable	$—	$—	$—	$—	$—	$—
Debt component, senior convertible notes	(vii)	1.75%	382.3	—	382.3	354.5	—	—
Corporate term loan facility	(i)	Variable	140.9	(1.9)	139.0	139.0	197.5	197.5
Paracatu short-term loan	(ii)	5.81%	—	—	—	—	2.7	2.7
Maricunga capital leases	(iv)	6.04%	9.6	—	9.6	9.6	14.1	14.1
Paracatu capital leases	(iii)	5.62%	43.7	—	43.7	43.7	—	—
Kupol project financing	(v)	Variable	400.0	—	400.0	400.0	330.0	330.0
Kupol IFC loan	(v)	Variable	19.8	—	19.8	19.8	19.8	19.8

			996.3	(1.9)	994.4	966.6	564.1	564.1
Less: current portion			(152.0)	—	(152.0)	—	(76.0)	(76.0)

Long-term debt			$844.3	$(1.9)	$842.4	$966.6	$488.1	$488.1

  (a)
  Includes transaction costs on debt financing.

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Interest incurred	$(22.2)	$(10.4)	$(52.2)	$(24.8)
Less amounts capitalized	10.6	9.1	26.4	20.3

Interest expense	$(11.6)	$(1.3)	$(25.8)	$(4.5)

  (i)
  Corporate revolving credit and term loan facilities

    As at September 30, 2008 and at December 31, 2007, the Company's credit facility includes a three year revolving credit facility and a five-and-one half year term loan for $300.0 million and $200.0 million, respectively. The revolving credit facility supports Kinross' liquidity

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    and letter of credit needs. The term loan supports the expansion program at the Paracatu mine in Brazil. Assets of the Fort Knox mine and shares of certain wholly-owned subsidiaries are pledged as collateral.

    The credit agreement can be drawn in U.S. or Canadian dollars. The facility can be extended at each of the first two maturity dates by an additional year if requested by the Company and at the option of the lenders. The current maturity date of the revolving credit facility is August 18, 2010. During the period ended September 30, 2008, issue costs related to both facilities, totaling $1.9 million were recorded as a reduction of the nominal amount on the balance sheet and are being amortized over the term of the new facilities.

    The $300.0 million revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily for environmental and post closure site restoration costs, exploration permitting, workers' compensation and other general corporate purposes. As at September 30, 2008, letters of credit totaling $148.2 million (December 31, 2007 — $146.8 million) were issued against this facility. In the event that the underlying credit facility is not extended, the amounts drawn against the facility will become due and payable at maturity. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure.

    Loan interest is variable, set at LIBOR plus an interest rate margin, which is dependent on the ratio of the Company's net debt to operating cash flow.

    The $200.0 million term loan was fully drawn as of December 31, 2007. During the first nine months of 2008, the Company prepaid $59.1 million of debt leaving a balance of $140.9 million to be repaid by February 18, 2012.

    The Company's current net debt/operating cash flow ratio as defined in the credit agreement is less than 1.25 and the Company expects that this will not change going forward. At this ratio, interest and fees are as follows:

Type of Credit	credit facility
Dollar based LIBOR loan	LIBOR plus 1%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

    The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants as defined by the agreements, include a minimum tangible net worth of $700.0 million (2007 — $700.0 million), an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The Company is in compliance with these covenants.

  (ii)
  Paracatu short-term loan

    As at September 30, 2008, RPM, a subsidiary of the Company, had an outstanding balance on the short-term loan of $nil (December 31, 2007 — $2.7 million). The short-term loan of $2.7 million with an interest rate of 5.81% was repaid during the three months ended March 31, 2008.

  (iii)
  Paracatu capital leases

    As at September 30, 2008, the Company had obligations related to equipment under capital leases for the Paracatu project totaling $43.7 million (December 31, 2007 — $nil) at an interest rate of 5.62% with repayments through the end of 2013.

  (iv)
  Maricunga capital leases

    As at September 30, 2008, the Company had obligations related to equipment under capital lease totaling $9.6 million (December 31, 2007 — $14.1 million) at an interest rate based on the average U.S. federal SWAP rate plus 1.95%. Repayments on the capital leases end in 2010.

  (v)
  Kupol project financing

    The Kupol project financing consists of a project loan ("Project Loan") with a syndicate of banks and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") provided Bema with a cost

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    overrun facility ("HVB Facility") of $17.5 million. The long term land lease is in place. The Company has completed the requirement to pledge the mortgage on this property as security to the lenders.

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING. Tranche B is for $250.0 million, matures June 30, 2012, and is fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB"). Both tranches of the Project Loan are being drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement at EastWest is reduced as capital expenditures are made. As a condition of the project financing, a wholly-owned subsidiary of the Company has gold and silver hedge forward contracts, acquired in the Bema acquisition, the benefits of which are pledged against the financing. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

    The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan. The Company is in compliance with these covenants.

    The IFC loan of $25.0 million is for the development of the Kupol mine, of which $19.8 million was drawn down as of September 30, 2008 and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight and a half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. As a result of the acquisition of Bema, there are 8.5 million Kinross share purchase warrants outstanding relating to the issuance, which are convertible into 3.8 million Kinross shares. Each warrant entitles IFC to receive 0.4447 of a Kinross share plus CAD$0.01, at a price of $6.61, until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

    Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%. As at September 30, 2008, none have been issued.

    On April 26, 2006, Bema deposited $7.5 million in an escrow account as required by the Kupol project loan facility which is available only for project cost overruns, if incurred, at any time up until the economic completion date, as defined in the Project Loans. As at September 30, 2008, all of this restricted cash was released to the Company as agreed between the Company and the Kupol project lenders.

  (vi)
  Corporate convertible notes

    As a result of the acquisition of Bema, the Company assumed the $70.0 million outstanding senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes were issued at par and bore interest at 3.25% per annum payable on February 26 in each year. On March 6, 2007, a notice of redemption was issued on the Convertible Notes, and note holders had until April 12, 2007 to either convert their notes into common shares of Kinross, or to receive 100% of face value on the notes plus accrued interest. By April 3, 2007, all note holders had converted their notes into 6.7 million common shares of Kinross.

  (vii)
  Senior convertible notes

    On January 29, 2008, the Company completed a public offering of $460.0 million Senior Convertible Notes ("Notes") due March 15, 2028. The notes pay interest semi-annually at a rate of 1.75% per annum. The Notes are convertible, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of the Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Notes, (ii) the trading price of the Notes falls below 98% of the amount equal to

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Notes will also be convertible on and after December 15, 2027. Holders of the Notes will have the right to require Kinross to repurchase the Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the redemption date, if any. The Notes are redeemable by the Company, in whole or in part, for cash at any time after March 20, 2013 at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.

    The Company allocated $373.1 million of the $449.9 million proceeds, net of $10.1 million in transaction costs, to long term debt based on the fair value of a similar debt instrument without an associated conversion option. The fair value of the conversion option of the Notes on January 29, 2008 was estimated at approximately $76.8 million. Additional financing costs of $1.6 million were deferred on the balance sheet by recording a reduction of the nominal amount on the balance sheet and are being amortized over the expected life of the Notes. Therefore, the initial carrying value of the liability was $371.7 million and the residual value of the equity portion was $76.6 million.

    Interest of $6.0 million and $15.9 million for the three and nine months ended September 30, 2008 includes accretion costs of $4.0 million and $10.5 million, respectively.

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

		September 30, 2008	December 31, 2007
Balance at January 1, 2008 and 2007		$231.6	$168.4
Additions resulting from acquisitions(a)		10.2	61.5
Reductions resulting from dispositions(b)		(13.2)	(43.3)
Reclamation spending		(5.9)	(21.1)
Accretion and reclamation expenses		12.9	10.9
Asset retirement cost		—	55.2

Balance at period end		$235.6	$231.6
Less: Asset held for sale	Notes 3(ii) and 3(iii)	—	9.2
Current portion		8.4	10.0

Balance at period end		$227.2	$212.4

  (a)
  Reflects the 2008 adjustments to the purchase price allocation of Bema and the 2007 acquisitions of Bema and the asset purchase and sale with Goldcorp (see Note 3).
  (b)
  Reflects the disposition of the Kubaka mine in January, 2008, the Julietta mine in August 2008 and the Lupin, PJV, Musselwhite and Haile mines in 2007.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the nine months ended September 30, 2008 is as follows:

	Nine months ended September 30, 2008
	Number of shares	Amount
	(000's)
Common shares
Balance, January 1, 2008	611,925	$5,085.6
Issued:
Under employee share plan	138	2.7
Under stock option and restricted share plans	3,148	43.4
Under Aurelian transaction	43,692	639.7
Under exercising of Aurelian options (Note 3(i))	11	0.2
Conversions:
Warrants	44	0.6

Balance, September 30, 2008	658,958	$5,772.2

Common share purchase warrants(a)
Balance, January 1,	8,856	$38.0
Conversion of warrants	(44)	(0.4)
Issuance of warrants (Note 3(i))	19,696	56.0

Balance, September 30, 2008	28,508	$93.6

Total common share capital and common share purchase warrants	687,466	$5,865.8

  (a)
  See below for discussion of warrants.

  Common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the nine months ended September 30, 2008 are as follows:

Canadian $ denominated common share purchase warrants	2008
	(000's)(a)	Weighted average exercise price (CAD$)
Balance, January 1,(b)	4,697	$22.48
Issued(c)	19,696	32.00

Outstanding at September 30,	24,393	$30.17

US $ denominated common share purchase warrants	2008
	(000's)(a)	Weighted average exercise price ($)
Balance, January 1,(b)	4,159	$6.77
Exercised(d)	(44)	7.53

Outstanding at September 30,	4,115	$6.76

  (a)
  Represents share equivalents of warrants.
  (b)
  This balance consists of 19.9 million Bema warrants outstanding that were convertible into 8.8 million Kinross shares plus CAD$0.01 per Bema warrant.
  (c)
  As part of the Aurelian transaction (see note 3 (i)), the Company issued 19.7 million share purchase warrants. Each warrant has an exercise price of CAD$32.00 and is convertible into one common share of the Company. The warrants expire in September 2013.
  (d)
  During the nine months ended September 30, 2008, 100,000 warrants were converted into 44,000 common shares.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

        The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at September 30, 2008:

	Warrants outstanding and exercisable
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
	(000's)(a)	($)	(years)
Exercisable in Canadian dollars:
$22.48	4,697	CAD $22.48	2.94
$32.00	19,696	CAD 32.00	4.93

	24,393	CAD $30.17	4.55

Exercisable in United States dollars:
$6.29 — $9.43	4,004	$6.59	5.21
$12.89	111	12.89	2.65

	4,115	$6.76	5.14

  (a)
  Represents share equivalents of warrants.

  Stock options

  There were 4,125,317 options granted in respect of the acquisition of Aurelian as described in note 3(i). The Black-Scholes weighted average assumptions relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were: 0.51%, 43.0%, 2.8%, and 3.1 years, respectively. The weighted average fair value per stock option granted was CAD $6.68.

  In addition to the above, there were 167,000 options and 1,444,887 options granted during the three months and nine months ended September 30, 2008 respectively. The Black-Scholes weighted average assumptions for the three months and nine months ended relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were: 0.46% and 0.36%, 44.6% and 39.7%, 3.0% and 3.1%, and 3.5 years and 3.5 years, respectively. The weighted average fair value per stock option granted for the three months and nine months ended September 30, 2008, was CAD $6.03 and CAD$7.30, respectively.

  A summary of the status of the stock option plan and changes during the nine months ended September 30, 2008 are as follows:

Canadian $ denominated options	2008
	(000's)	Weighted average exercise price (CAD$)
Balance, January 1,	5,948	$12.31
Exercised	(2,784)	9.70
Options issued on acquistion of Aurelian	4,125	20.05
Granted	1,445	22.86
Forfeited	(49)	16.83

Outstanding at September 30,	8,685	$15.90

US $ denominated options	2008
	(000's)	Weighted average exercise price ($)
Balance, January 1,	1	$9.15
Exercised	(1)	9.15

Outstanding at September 30,	—	$—

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

  The following table summarizes information about the stock options outstanding and exercisable at September 30, 2008:

	Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price
	(000's)	($)	(years)	(000's)	($)
Exercisable in Canadian dollars:
$ 0.54 — $ 2.32	536	1.05	1.48	537	1.05
$ 2.33 — $ 5.50	589	3.10	2.62	589	3.10
$ 5.81 — $ 8.72	3	7.60	0.09	3	7.60
$ 8.73 — $13.07	1,353	12.15	1.24	1,135	12.07
$13.08 — $19.61	3,017	14.87	3.69	1,377	13.79
$19.62 — $46.16	3,187	23.35	3.69	1,920	23.19

	8,685	15.90	3.10	5,561	14.32

  Capital Management

  Our objectives when managing capital are to:

  •
  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

  •
  Ensure the Company has the capital and capacity to support our long-term growth strategy

  •
  Provide investors with a superior rate of return on their invested capital

  •
  Ensure that all bank covenant ratios are complied with

  Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

	September 30, 2008	December 31, 2007
Long term debt	$842.4	$488.1
Current portion long term debt	$152.0	$76.0
Total debt	$994.4	$564.1
Equity	$5,705.8	$4,837.8
Gross debt / equity ratio	17.4%	11.7%
Company target	0 - 30%	0 - 30%

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

	September 30, 2008	September 30, 2007
Operating Cashflow:
Rolling 12 month cash flow from Operating Activities	$315.4	$359.6
Add Back:
Rolling 12 month cash interest paid	36.0	23.2
Rolling 12 month cash income tax paid	89.9	19.6

Rolling 12 month operating cash flow	$441.3	$402.4

Rolling 12 month cash interest paid	$36.0	$23.2
Interest coverage ratio	12.6:1	17.3:1
Company target ratio	>5.0:1	>5.0:1

10.  EARNINGS PER SHARE

  Earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the year. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury stock method. Kinam Gold Inc. preferred shares and convertible notes are reflected in diluted earnings per share by application of the if-converted method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following years:

	Three months ended September 30,		Nine months ended September 30,
(Number of common shares in thousands)	2008	2007	2008	2007
Basic weighted average shares outstanding:	626,139	592,331	618,356	542,032
Weighted average shares dilution adjustments:
Dilutive stock options(a)	938	1,163	933	1,404
Restricted shares	1,507	1,460	1,406	1,009
Common share purchase warrants(a)	2,536	8,229	2,749	8,381

Diluted weighted average shares outstanding	631,120	603,183	623,444	552,826

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	1,844	1,176	1,116	1,176
Common share purchase warrants	10,541	13,031	6,645	13,033
Kinam preferred shares	331	331	331	331
Convertible notes	26,093	—	20,263	—

  (a)
  Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the three and nine months ended September 30, 2008, the average share prices used were $17.63 and $20.37 per share, respectively. For the three and nine months ended September 30, 2007, the average share prices used were $13.08 and $13.13 per share, respectively.
  (b)
  These adjustments were excluded, as they were anti-dilutive for the nine months ended September 30, 2008 and 2007.

11.  SEGMENTED INFORMATION

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile and included gold production in Canada until PJV and Musselwhite were sold to Goldcorp in the asset purchase and sale on December 21, 2007. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer as were those operations that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as other operations. Properties that are under care and maintenance, are shut down and are in reclamation and, non-mining and other operations are reported in Corporate and other. At December 31, 2007, the additional segments that resulted from the Bema acquisition were included from February 27, 2007.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

11.  SEGMENTED INFORMATION (Continued)

  Operating results by segments:

  The following tables set forth information by segment for the following periods:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Three months ended September 30, 2008
Operating segments
Fort Knox	$88.3	$45.1	$0.4	$8.5	$0.5	$0.4	$33.4
Round Mountain	55.9	28.6	0.4	5.3	0.1	—	21.5
Paracatu	41.2	19.8	0.3	4.4	—	(2.1)	18.8
La Coipa(e)	50.0	33.0	2.0	10.4	1.2	1.0	2.4
Crixas	20.4	7.8	0.1	3.0	0.5	0.2	8.8
Maricunga(f)	49.4	34.8	0.1	5.5	0.5	—	8.5
Kettle River	—	—	0.2	—	1.5	—	(1.7)
Julietta(h)	7.6	7.9	0.1	1.2	0.1	—	(1.7)
Kupol(i)	190.9	52.6	0.2	50.2	2.7	(0.1)	85.3
Other operations(j)	—	—	—	—	0.8	—	(0.8)
Corporate and other(d)	—	—	0.5	0.4	11.3	25.6	(37.8)

Total	$503.7	$229.6	$4.3	$88.9	$19.2	$25.0	$136.7

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Three months ended September 30, 2007
Operating segments
Fort Knox	$64.1	$31.4	$0.3	$8.0	$0.7	$0.4	$23.3
Round Mountain	50.2	24.9	0.4	1.6	0.2	—	23.1
Paracatu	31.5	17.1	0.1	3.4	0.4	0.8	9.7
La Coipa(e)	30.1	12.1	0.3	3.5	0.7	0.2	13.3
Crixas	15.7	6.3	—	2.7	0.4	0.1	6.2
Maricunga(f)	31.5	21.2	0.1	3.3	0.2	—	6.7
Kettle River	—	—	0.2	—	0.5	1.3	(2.0)
Julietta(h)	14.6	12.7	0.1	4.9	0.6	—	(3.7)
Kupol(i)	—	—	—	—	—	—	—
Porcupine Joint Venture(g)	24.0	18.7	0.4	3.0	1.3	—	0.6
Musselwhite(g)	14.1	10.0	—	2.6	0.1	—	1.4
Other operations(j)	—	—	0.4	—	1.4	0.7	(2.5)
Corporate and other(d)	—	—	0.8	0.5	5.4	24.9	(31.6)

Total	$275.8	$154.4	$3.1	$33.5	$11.9	$28.4	$44.5

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

11.  SEGMENTED INFORMATION (Continued)

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)
Nine months ended September 30, 2008
Operating segments
Fort Knox	$228.0	$114.8	$0.9	$22.2	$1.0	$1.7	$87.4
Round Mountain	172.4	85.5	1.1	17.3	0.6	—	67.9
Paracatu	128.0	62.8	0.9	11.1	0.2	(13.7)	66.7
La Coipa(e)	166.6	88.3	5.9	32.3	3.4	1.7	35.0
Crixas	58.1	20.3	0.3	7.9	0.7	0.3	28.6
Maricunga(f)	150.6	95.5	0.4	13.3	0.6	—	40.8
Kettle River	—	—	0.7	0.1	2.3	3.2	(6.3)
Julietta(h)	38.0	32.3	0.2	8.1	0.5	—	(3.1)
Kupol(i)	190.9	52.6	0.7	50.2	4.1	—	83.3
Other operations(j)	—	—	0.1	0.3	0.8	0.4	(1.6)
Corporate and other(d)	—	—	1.7	1.4	29.4	72.9	(105.4)

Total	$1,132.6	$552.1	$12.9	$164.2	$43.6	$66.5	$293.3

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)
Nine months ended September 30, 2007
Operating segments
Fort Knox	$175.3	$86.1	$0.8	$25.4	$2.2	$0.6	$60.2
Round Mountain	158.6	72.8	1.1	4.9	1.3	—	78.5
Paracatu	85.7	47.2	0.5	9.7	1.0	2.9	24.4
La Coipa(e)	99.9	36.9	0.8	14.6	2.0	0.3	45.3
Maricunga(f)	96.9	62.3	0.3	9.0	0.9	—	24.4
Crixas	49.5	18.7	0.1	8.6	0.7	0.2	21.2
Julietta(h)	36.0	29.7	0.2	11.0	1.9	—	(6.8)
Kupol(i)	—	—	—	—	—	—	—
Kettle River	—	—	0.6	0.1	0.6	4.5	(5.8)
Porcupine Joint Venture(g)	73.6	51.2	1.3	8.3	4.2	0.1	8.5
Musselwhite(g)	36.1	26.1	0.1	7.7	0.6	—	1.6
Other operations(j)	—	—	0.7	—	1.7	5.0	(7.4)
Corporate and other(d)	—	—	2.6	0.9	15.0	57.9	(76.4)

Total	$811.6	$431.0	$9.1	$100.2	$32.1	$71.5	$167.7

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes Other operating costs and General and administrative expenses.
  (d)
  Includes corporate, shutdown operations and other non-core operations.
  (e)
  Pursuant to the asset purchase and sale with Goldcorp, the Company acquired the additional 50% interest in La Coipa on December 21, 2007.
  (f)
  As part of the Bema acquisition, the Company acquired an additional 50% interest in Maricunga on February 27, 2007.
  (g)
  PJV and Musselwhite were sold to Goldcorp pursuant to the asset purchase and sale which closed on December 21, 2007.
  (h)
  As part of the Bema acquisition, the Company acquired a 90% interest in Julietta on February 27,  2007.
  (i)
  Kupol was acquired as part of the Bema transaction on February 27, 2007. Production began in June of 2008.
  (j)
  Other operations include Cerro Casale, acquired as part of the Bema transaction on February 27, 2007 and Fruta del Norte, which was acquired as part of the Aurelian transaction on September 3, 2008.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

11.  SEGMENTED INFORMATION (Continued)

  Segment assets and Capital expenditures:

        The following table details the segment assets and capital expenditures for the following years:

			Capital expenditures Periods ended September 30,
	Segment assets As at
			Three months ended		Nine months ended
	September 30, 2008	December 31, 2007
			2008	2007	2008	2007
Operating segments
Fort Knox	$281.3	$197.2	$38.4	$4.6	$93.8	$20.9
Round Mountain	223.4	198.5	7.8	8.7	25.7	30.6
Paracatu	1,179.8	897.9	93.9	57.0	269.6	139.5
La Coipa	447.7	440.3	3.5	1.4	12.1	2.9
Maricunga(a)(b)	610.9	233.1	4.5	2.1	18.6	5.4
Crixás	116.8	109.1	5.2	3.3	12.7	8.6
Kupol(c)	2,189.0	—	22.4	82.8	95.2	145.4
Kettle River	353.1	319.2	12.7	11.6	30.6	31.2
Other operations(d)	1,982.2	1,962.2	—	1.5	—	3.3
Assets held for sale	—	11.8	0.5	11.3	2.4	25.5
Corporate and other(e)	882.3	2,360.0	5.2	0.9	8.4	2.9

Total	$8,266.5	$6,729.3	$194.1	$185.2	$569.1	$416.2

  (a)
  Segment assets reflect a 100% interest in Maricunga as a result of the acquisition of Bema in February 2007.
  (b)
  Capital expenditures reflect the Company's 50% interest in Maricunga prior to February 27, 2007 and a 100% interest thereafter.
  (c)
  Kupol was acquired as part of the Bema transaction on February 27, 2007. Production began in June of 2008.
  (d)
  Other operations include Cerro Casale, acquired as part of the Bema transaction on February 27, 2007.
  (e)
  Includes Corporate, shutdown operations and other non-core operations. Also includes $319.2 and $436.8 million in cash and cash equivalents held at the corporate level as at September 30, 2008 and December 31, 2007, respectively.

  Metal sales and Property, plant and equipment by geographical regions:

	Metal sales				Property, plant & equipment
	Three months ended		Nine months ended
					September 30, 2008	December 31, 2007
	2008	2007	2008	2007
Geographic information:
United States	$144.2	$114.3	$400.4	$333.9	$661.0	$523.0
Canada		38.1		109.7	25.2	22.4
Ecuador	—	—	—	—	950.0	—
Brazil	61.6	47.2	186.1	135.2	1,086.0	782.4
Chile	99.4	61.6	317.2	196.8	997.0	930.4
Russian Federation	198.5	14.6	228.9	36.0	919.0	1,218.1

Total	$503.7	$275.8	$1,132.6	$811.6	$4,638.2	$3,476.3

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

11.  SEGMENTED INFORMATION (Continued)

        The following table represents sales to individual customers exceeding 10% of metal sales:

	Metal Sales
	Three months ended September 30,		Nine months ended September 30,
Rank	2008	2007	2008	2007
1	$282.5	$57.2	$462.9	$172.8
2	70.2	53.4	175.0	115.2
3	53.2	40.7	153.9	103.0
4	—	35.4	—	103.0
5	—	34.5	—	87.9
	—	29.2	—	85.5

Total	$405.9	$250.4	$791.8	$667.4

% of total metal sales	80.6%	90.8%	69.9%	82.2%

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

12.  CONTINGENCIES

  General

  Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Kinam preferred shares

  On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. The parties have entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29.25 million, inclusive of any fees and costs, without admission of any fault or liability. The proposed settlement is subject to court approval, objections or appeal by the plaintiff class and termination at the option of the Company if 10% or more of the total number of the Kinam Preferred Shares represented by the class opt out of the settlement. The settlement terms include a minimum payment of $10.25 million of the settlement amount for the termination, cancellation or redemption of the Kinam Preferred Shares currently held by the plaintiff class, and the continued payment by Kinam of quarterly dividends on the Kinam Preferred Shares until the settlement is approved by the court, which approval is expected to be obtained before February 15, 2009.

        The Company recorded a charge of $19.1 million respecting this settlement.

  Aurelian Warrant Litigation

  On September 30, 2008, the Company completed its acquisition of 100% of the issued and outstanding common shares of Aurelian Resources Inc. ("Aurelian"). Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005. Four of the six such actions are described more fully in the "Legal and Regulatory Proceedings" section of Aurelian's Annual Information Form dated March 26, 2008 and filed on SEDAR (www.sedar.com) on March 27, 2008. Two additional actions, making the same allegations were served on Aurelian during the third quarter, neither of which on its own is material. The plaintiffs' have claimed, in aggregate, damages of approximately CAD$150 million or, in the alternative, approximately 15.2 million Aurelian common shares (after adjusting for Aurelian's four-for-one common share split on June 22, 2007). The Company intends to continue to vigorously defend against these actions. However, the Company cannot reasonably predict the outcome of such litigation.

  Kettle River — Buckhorn permitting and approvals

  In November 2005, the Kettle River mill was temporarily shut down as all mining activities had been completed. The Buckhorn property was acquired in the Crown transaction in August 2006. All permits and approvals that are required to complete development and initiate commercial

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and nine months ended September 30,
(tabular amounts in millions of United States dollars, except where noted)

12.  CONTINGENCIES (Continued)

  mining operations at the Buckhorn property have been received. Certain opponents of the mine appealed certain permits and approvals in 2006 and 2007. The deadline for filing additional appeals has passed. In April of 2008, the Company reached a settlement agreement pursuant to which all appeals pending before the Washington Environmental and Land Use Hearings Board and the United States Federal District Court for the Eastern District of Washington have been dismissed.

  Other legal matters

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

QuickLinks

  Exhibit 99.1
Management's Discussion and Analysis for the three and nine months ended September 30, 2008
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of United States dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, (tabular amounts in millions of United States dollars, except where noted)